M Banco Santander Chile Management Commentary 1Q25 As of March 31, 2025

Important information Banco Santander Chile (“Santander”) cautions that this presentation may contain forward-looking statements and estimates within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements and estimates appear in various places throughout this presentation and include, among other things, comments regarding future business development and profitability. These forward-looking statements and estimates represent our current judgments about future business expectations, but certain risks, uncertainties, and other relevant factors may cause actual results to differ materially from those expected. These factors include: (1) market conditions, macroeconomic factors, regulatory and governmental guidelines; (2) movements in domestic and international stock markets, exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or goodwill of our customers, borrowers, or counterparties. Risk factors and other fundamental factors that we have discussed in our past reports or in future reports, including those filed with regulatory and supervisory bodies, including the U.S. Securities and Exchange Commission (the "SEC"), could materially affect our business and the performance and results described. Other unknown or unforeseeable factors could cause results to differ materially from those described in the forecasts and estimates. Note: This document was approved for release by the Directors and Audit Committee of Banco Santander on April 28, 2025. The information is presented under the accounting standards and instructions issued by the Chilean Financial Market Commission (CMF) for banks, which are similar to IFRS, but with some differences. Please refer to our 2024 Form 20-F filed with the SEC for an explanation of the main differences between the accounting standards and instructions issued by the CMF and IFRS. However, the consolidated financial statements are prepared based on accounting principles generally accepted in Chile. All figures presented are in nominal terms. Historical figures are not adjusted for inflation. Please note that this information, which is provided for comparative purposes only, may undergo further changes during the year and, therefore, the historical figures, including financial ratios, presented in this report may not be fully comparable with future figures presented by the Bank.

Contents Important information 2 Contents 3 Section 1: Key information 4 Section 2: Business environment 9 Section 3: Segment Information 16 Section 4: Balance sheet and results 24 Section 5: Guidance 40 Section 6: Risks 41 Section 7: Credit risk ratings 54 Section 8: Stock performance 55 Annex 1: Strategy 57 Annex 2: Responsible Banking 68 Annex 3: Balance Sheet 70 Annex 3: Income statement YTD 71 Annex 4: Quarterly Income Statement 72 Annex 5: Quarterly evolution of key ratios and other information 73 3

Section 1: Key information Summary of results Solid financial performance with a ROAE1 of 25.7% in 1Q252, the fourth consecutive quarter with a ROAE of over 20%. As of March 31, 2025, the bank's net income attributable to shareholders totaled $278 billion ($1.47 per share and $0.62 per ADR), representing a 131.0% YoY3 increase and an ROAE of 25.7%, compared to an ROAE of 11.2% in 1Q24. The increase in results is explained by an increase in the bank's main revenue lines. Operating income increased 33.2% YoY, driven by a better net interest and readjustment income. Compared to the previous quarter, 4Q24, the bank's net income attributable to shareholders increased by 0.5%. The UF variation in 1Q25 was slightly lower than in 4Q24, which reduced QoQ4 readjustment gains. This was offset by higher fees and results from financial transactions and improved expense control. This resulted in a ROAE of 25.7% in 1Q25, marking the fourth consecutive quarter with ROAEs above 20%. Dividend payment of Ch$3.19 per share with a dividend yield of 5.4%. A solid CET15 ratio of 10.7%. At our Ordinary Shareholders' Meeting on April 22, 2025, the distribution of 70% of our 2024 earnings, amounting to $857,623 million, was approved. These earnings represent a dividend of $3.18571574 Chilean pesos per share, for a total of $600,336 million. Likewise, it was approved that the remaining 30% be partially allocated to increasing the Accumulated Earnings from previous years by the amount necessary to cover the payment of the next three interest coupons on the fixed-term bonds for $29.993 billion and to increase the Bank's Reserves and Other Retained Earnings by $227.294 billion. Our CET1 ratio remains at a solid 10.7% at the end of March 2025, with the overall Basel III ratio reaching 16.9%. The Bank's capital includes a dividend payment provision of 70% of 2024 earnings and a 60% provision of 2025 earnings to date. 4 1Annualized net income attributable to bank owners divided by the average equity attributable to equity holders.2The first quarter of 20253Year on year4 Quarter on quarter5 Common Equity Tier 1 under Chilean regulation.

Strong recovery of NIM6, reaching 4.1% in 1Q25 Net interest and readjustment income (NII) accumulated as of March 31, 2025, increased 41.7% compared to the same period in 2024. This increase in NII was due to higher net interest income due to the impact of a lower monetary policy rate on our funding cost, which fell from 5.3% to 3.9% in 3M25. The increase is also explained by higher readjustment income, resulting from a greater variation in the UF during the quarter compared to the same quarter last year. Compared to 4Q24, net interest and readjustment income decreased slightly due to lower inflation in 1Q25 compared to the previous quarter. Given the above, the NIM increased from 2.7% in 1Q24 to 4.2% in 4Q24 to 4.1% in 1Q25. Gravity: Migration of our systems to the cloud. Best-in-class efficiency of 35.0% in 1Q25. In 1Q25, the Bank celebrated the major milestone of the Gravity project, the migration from the Mainframe to the Cloud. In January, we transitioned processing to our new Cloud, which resulted in higher technology expenses related to the change and write-downs and impairments related to legacy systems. The Bank's efficiency ratio7 reached 35.0% as of March 31, 2025, better than the 47.4% of the same period in the previous year. Total operating expenses (which include other expenses) decreased 1.7% in 3M25 compared to 3M24, driven by lower other operating expenses related to the restructuring of our branch network and the transformation to Work/Café. The customer base continues to expand, with total customers increasing by 9.4% YoY and digital customers increasing by 6.6% YoY. Our strategy of strengthening our digital products has led to continued growth in our customer base, reaching approximately 4.3 million customers, of which nearly 2.3 million are digital customers (88% of our active customers). The Bank's market share in checking accounts remains strong at 22.5% through February 2025, driven by increased customer demand for US dollar checking accounts, as customers can open these types of accounts digitally through our platform in a few easy steps. This also demonstrates the success of Getnet's strategy to encourage cross-selling of other products such as the Cuenta Pyme Life. 5 6NIM: Net interest margin. Net interest income and annualized adjustments divided by interest-earning assets. 7 Efficiency: operating expenses including impairment and other operating expenses/ financial margin + fees+ financial transactions and net other operating income.

Net commissions increased by 16.8% in 3M25, reaching recurrence levels[8] of 61.8%.

Net commissions increased 16.8% in the three months ended March 31, 2025, compared to the same period in 2024, driven by increased customer numbers and greater product usage. As a result, the recurrence ratio (total net commissions divided by structural support expenses) increased from 57.8% as of March 2024 to 61.8% as of March 2025, demonstrating that more than half of the Bank's expenses are financed by commissions generated by our customers.

Financial Information

Balance (Ch$ million)	Mar-25	Dec-24	% Variation
Total assets	67,059,423	68,458,933	(2.0%)
Total gross loans (1)	41,098,666	41,252,964	(0.4%)
Demand deposits	13,301,733	14,260,609	(6.7%)
Time deposits	17,305,982	17,098,625	1.2%
Total shareholders' equity	4,400,233	4,292,440	2.5%

Income Statement (YTD)	Mar-25	Mar-24	% Variation
Net income from interest and readjustment	513,634	362,438	41.7%
Net fee and commission income	148,251	126,915	16.8%
Net financial results	71,216	50,867	40.0%
Total operating income (2)	729,286	547,558	33.2%
Operating expenses (3)	(255,251)	(259,755)	(1.7%)
Operating income before credit losses	474,035	287,803	64.7%
Credit loss expense	(139,501)	(129,254)	7.9%
Net operating income before income tax	334,534	158,549	111.0%
Income attributable to shareholders	277,797	120,251	131.0%

1. Loans (including those owed by banks) at amortized cost.
2. Total operating income: Net interest income + net readjustment income + net commission income + net financial result + result from investments in companies + result from non-current assets and disposal groups for sale not admissible as discontinued operations + other operating income.
3. Operating expenses: Personnel expenses + administrative expenses + depreciation and amortization + other operating expenses + impairment of non-financial assets.

[8] Recurrence: net commissions divided bycore support costs.

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Main Indicators (Non-accounting Financial Information)

Profitability and efficiency	Mar-25	Mar-24	bp variation
Net Interest Margin (NIM) (1)	4.1%	2.7%	140
Recurrence (2)	61.8%	57.8%	400
Efficiency ratio (3)	35.0%	47.4%	(1,240)
Return on average equity (4)	25.7%	11.2%	1,450
Return on average assets (5)	1.6%	0.7%	90
Return on risk-weighted assets (RWA) (6)	2.7%	1.2%	150
Asset quality ratios (%)	**Mar-25**	**Mar-24**	**bp variation**
NPL ratio (7)	2.9%	2.5%	40
Coverage of NPLs ratio (8)	127.1%	142.4%	(1,530)
Cost of credit (9)	1.36%	1.26%	10
Capital indicators	**Mar-25**	**Dec-24**	**Variation**
Risk-weighted assets	41,003,124	40,812,824	0.5%
Common Equity	4,387,824	4,268,408	2.8%
Regulatory capital	6,926,893	6,961,316	(0.5%)
Core capital ratio (10)	10.7%	10.5%	24
Tier I Ratio (11)	12.3%	12.2%	14
Tier II Ratio (12)	4.6%	4.9%	(30)
BIS ratio (13)	16.9%	17.1%	(20)
Customers and service channels (#)	**Mar-25**	**Mar-24**	**% Variation**
Total customers	4,337,423	3,963,945	9.4%
Active clients	2,604,195	2,434,156	7.0%
Loyal customers (14)	1,340,809	1,284,670	4.4%
Digital Clients (15)	2,281,606	2,140,110	6.6%
Branches	237	246	(3.7%)
Employees	8,712	8,976	(2.9%)

Market capitalization (accumulative)	Mar-25	Mar-24	% Variation
Net income per share ($)	1.47	0.64	129.7%
Net income per ADR (US$)	0.62	0.26	138.5%
Share price ($/per share)	54.0	48.8	10.7%
ADR Price (US$ per ADR)	22.8	19.8	15.2%
Market capitalization (US$mn)	10,732	9,328	15.1%
Number of shares (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471	471	—%

1.

1. NIM=Net interest income and annualized readjustments divided by interest-earning assets.
2. Recurrence: Net commissions divided by core operating expenses (excluding other operating expenses)
3. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4. Net income attributable to shareholders of the Bank, accumulated and annualized, divided by the annual average shareholders' equity.
5. Net income attributable to shareholder of the Bank, accumulative and annualized, divided by annual average total assets.
6. Annualized net income attributable to shareholders of the Bank divided by risk-weighted assets.
7. Principal + future interest on all loans with a maturity of 90 days or more divided by total loans.
8. Total credit loss provisions divided by Principal + future interest on all loans 90 days or more past due. Adjusted to include additional provisions totaling $205 billion.
9. Annualized provision expense divided by average total loans.
10. Core capital divided by risk-weighted assets, according to FMC BIS III definitions.

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11. Tier I capital divided by risk-weighted assets, according to FMC BIS III definitions. 12. Tier II capital divided by risk-weighted assets, according to FMC BIS III definitions. 13. Regulatory capital divided by risk-weighted assets, according to FMC BIS III definitions. 14. Individuals who have 4 or more products with a minimum level of profitability and usage. Companies with a minimum level of profitability and usage of products. 15. Customers who use our digital channels at least once a month. 8

Section 2: Business environment

Competitive position

We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and a broad distribution network with national coverage extending throughout the country. We offer unique transaction capabilities to customers through our 237 branches and digital platforms. Our headquarters are in Santiago, and we operate in all major regions of Chile.

Santander Chile offers a wide range of banking services to its customers, including commercial, consumer, and mortgage loans, as well as checking accounts, term deposits, savings accounts, and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, and mutual fund, securities, and insurance brokerage and acquisition.

Market Share (1)	**Santander**	**Ranking (2)**
Total loans	16.9%	1
Commercial	13.9%	3
Mortgages	20.4%	1
Consumer	19.6%	1
Demand deposits	19.9%	3
Time deposits	15.7%	2
Current accounts (#)	22.5%	1
Credit card purchases ($)	23.8%	1
Branch offices (#)	16.2%	2
Employees (#)	14.3%	4
Indicators (1)		
Efficiency	35.5%	1
ROAE	22.3%	2
ROAA	1.4%	2

1. Source: CMF as of February 2025. Credit card purchases (last 12 months) as of January 2025.

2. Competition: Banco de Chile, BCI, Banco Estado, Itaú, Scotiabank, Banco Falabella.

Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard & Poor's, A+ from the Japan Credit Rating Agency, AA- from HR Ratings, and A from KBRA. All of our ratings have a stable outlook as of the date of this report.

As of March 31, 2025, the bank had total assets of Ch$67,059,423 million (US$70,284 million), total gross loans (including those owed by banks) at amortized cost of Ch$41,098,666 million (US$43,075 million), total deposits of Ch$30,607,715 million (US$32,080 million), and bank owners' equity of Ch$4,400,233 million (US$4,612 million). The BIS capital ratio was 16.9%, with a core capital ratio of 10.7%. As of March 31, 2025, Santander Chile employed 8,712 people and had 237 branches throughout Chile.

For more information on the formation of the business, please consult here or the bank's Integrated Report.

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Macroeconomic Environment

All of our operations and the majority of our customers are located in Chile. Consequently, our financial condition and results of operations depend substantially on prevailing economic conditions in the country.

Economic activity during the first months of the year has been broadly in line with market expectations, reflecting increased activity in the trade sector, offset by a decline in activity in the mining sector. The February 2025 Imacec index (IMEC) fell -0.1% year-on-year, slightly below market expectations. This result was affected by one fewer day than in February 2024, a leap year, and by the power outage that affected much of the country. For 2025, we project GDP growth of 2.1%, driven by a stronger recovery in domestic demand, particularly investment concentrated in mining and energy sector projects.

The trade war represents a significant threat to Chile, given its open economy, highly integrated into international trade. Slower global growth will affect demand for our exports, especially from key trading partners. Added to this is the negative impact on financial markets and deteriorating business and consumer confidence, factors that eventually translate into a slowdown in consumption and, especially, investment. This occurs in a context where demand for credit remains weak.

The labor market is beginning to gain momentum. The rebound in formal employment is notable; its dynamism, along with sustained wage increases, creates a more favorable environment for domestic consumption. The unemployment rate for the three-month period ending in February stood at 8.4%.


CPI (12 months)
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
mar-21
jun-21
sept-21
dic-21
Mar-22
jun-22
sept-22
dic-22
Mar-23
June 23
Sept-23
Dec-23
Mar-24
June 24
Sept-24
Dec-24
Mar-25

Inflation is starting the year in line with expectations. The March CPI rose 0.5% m/m, bringing the annual rate to 4.9%. The inflationary convergence process will continue, and the external outlook allows for a more rapid slowdown, reaching 3.7% for the full year. However, the moderation in activity is expected to lead to inflation of 2.9% at the close of 2026, with risks skewed to the downside.

The UF variation in 1Q25 decreased slightly compared to the previous quarter (1.2% in 1Q25 vs. 1.3% in 4Q24). We expect the UF variation to reach 3.6% by 2025 (vs. 4.4% in 2024), in line with inflation levels.

During the first months of 2025, the exchange rate has been highly volatile. While the peso appreciated against the dollar until mid-March, it depreciated significantly again during the second half of March due to the Fed's announcements and the Trump administration's tariff policies. While we are facing a scenario of uncertainty in this regard, our expectations are for an exchange rate of around 970 by the end of the year.

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MPR M ar -2 02 3 A pr -2 02 3 M ay -2 02 3 Ju n- 20 23 Ju l-2 02 3 A ug -2 02 3 S ep -2 02 3 O ct -2 02 3 N ov -2 02 3 D ec -2 02 3 Ja n- 20 24 Fe b- 20 24 M ar -2 02 4 A pr -2 02 4 M ay -2 02 4 Ju n- 20 24 Ju l-2 02 4 A ug -2 02 4 S ep -2 02 4 O ct -2 02 4 N ov -2 02 4 D ec -2 02 4 Ja n- 20 25 Fe b- 20 25 M ar -2 02 5 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Over the past few years, the Central Bank has been normalizing its rate scenario by gradually cutting rates. At its last meeting in 2024, the Central Bank cut the rate by 25 basis points to 5.0%, which was maintained at its January meeting. The recent developments surrounding the US tariffs would weaken global growth, putting a certain brake on activity and leading to a more rapid decline in inflation, which would require a more accommodative policy to avoid costly overadjustment. Given this, we estimate that the Central Bank Board would have the room to make the two cuts suggested in the latest Monetary Policy Report, but still close to the lower end of the rate corridor. In particular, we believe it is possible to bring forward the cut process to June, adding an additional rate cut during the final quarter, ending with a rate of 4.50% by the end of 2025. Summary of estimated economic data: 2022 2023 2024 2025 (E) 2026 (E) National accounts GDP (real % y/y change) 2.2% 0.5% 2.6% 2.1% 1.7% Domestic demand (real change % y/y) 2.3% -3.7% 1.3% 2.7% 2.1% Total consumption (actual change % y/y) 2.5% -3.4% 1.4% 2.2% 2.1% Private consumption (real % y/y change) 1.6% -4.7% 1.0% 2.0% 2.2% Public consumption (real change % y/y) 6.3% 2.2% 3.0% 3.1% 2.0% Fixed capital formation (real % YoY) 4.6% -0.1% -1.4% 4.8% 2.0% Exports (real % y/y change) 0.8% 0.1% 6.6% 2.0% 2.0% Imports (real % y/y change) 1.3% -10.9% 2.5% 4.2% 3.2% Monetary and Exchange Market CPI inflation 12.6% 3.9% 4.5% 3.7% 2.9% UF inflation 13.3% 4.8% 4.4% 3.6% 3.0% CLP/US$ exchange rate (year-end) 875 879 992 970 980 Monetary policy rate (year-end) 11.3% 8.25% 5.00% 4.5% 4.00% Fiscal Policy Public spending -24.0% 1.0% 3.5% 1.5% 1.0% Central Government Balance Sheet (% GDP) 1.1% -2.4% -2.8% -1.7% -1.2% Estimates from the Banco Santander Chile Studies Department. 11

Pension Reform On January 29, 2025, Congress approved the new pension reform. The main changes are: • 7% increase in pension contributions, payable by the employer, with gradual implementation over nine years. • Six percent will go to direct and deferred individual capitalization, and 1% to the new Social Security, which will also include the current 1.5% allocated to Disability and Survivors' Insurance. These funds will allow equal pensions for men and women in similar circumstances at retirement. • Tendering of 10% of the membership pool every two years, in order to increase competition. • Space and incentives for the entry of new pension fund managers. • Increase in the Guaranteed Universal Pension (PGU) to $250,000 pesos for 90% of the most vulnerable population. Tax reform The government is implementing a fiscal pact, seeking to modernize the current tax system, prioritize spending, increase transparency in state services, and achieve fiscal oversight. As part of this, they hope to encourage investment, productivity, and formalize the economy while closing opportunities for tax avoidance. During 2024, Congress approved the Tax Obligations Compliance Bill, which seeks to raise 1.5% of Gross Domestic Product (GDP) by reducing tax payment gaps due to tax avoidance, evasion, and/or involuntary underreporting. Also in the context of the fiscal pact, the government worked on a reform that sought to modify the income tax, cutting the corporate rate from 27% to 24%. However, in April 2025, news of global tariffs led to a change in priorities, and the Minister of Finance announced the indefinite postponement of this income tax reform. Pillar 2 – Basel III Implementation In the context of the implementation of Basel III, specifically in the case of Pillar 2, the CMF is evaluating and quantifying the material non-traditional risks to which each bank is exposed to determine the application of regulatory capital charges under Pillar 2. The risks covered under Pillar 1, which are considered traditional risks, are: credit, market, and operational risks. The non-traditional risks, which Pillar II seeks to cover (and which depend on each bank's business model), are: market risks related to the banking book; credit concentration; reputational; strategic; cybersecurity; geopolitical; climate, among others. On October 11, 2024, the CMF published a consultation version of the Pillar 2 capital requirements regulations, to which banks submitted their comments, and the CMF has not yet published its final version. On January 17, 2025, the CMF applies for the second time the current regulations on additional capital requirements according to Pillar 2, where the Council resolved to apply said requirements to the same institutions as the previous year, these are Banco Bice, Banco BTG Pactual Chile, Banco Consorcio, Banco de Chile, Banco del Estado de Chile, Banco Internacional, Banco Security, HSBC Bank (Chile), Scotiabank Chile. Finally, on April 11, the CMF (Federal Commission for the Protection of Financial Institutions) resolved to establish a requirement of 25 basis points of total capital for Banco Santander Chile, which will be applied progressively, with an initial tranche of 50% to be realized before June 30, 2025. The reported adjustment responds to technical analysis associated with metrics reviewed and updated by the bank, in accordance with its 12 internal validation processes and in coordination with the CMF. Banco Santander Chile already contemplated capital allowances above the regulatory minimums, so compliance with this requirement does not imply the need for new capital contributions. The charge will be absorbed with resources already available within the bank's effective equity.

This update has no impact on the bank's financial position, solvency, or results, nor did it affect the dividend proposal for the Shareholders' Meeting held on April 22, 2025. It also does not affect the terms offered to clients or the strategic projections for shareholders.

Interchange fees

In February 2023, the Interchange Rate Capping Committee proposed new rate caps. These were approved at the end of April 2023 and will be implemented gradually.

Card type	Current rate	Primera baja (Oct-23)	Segunda baja (oct-24) (Suspendida)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

To assess the effects of the gradual implementation of the exchange rate capping process, the Committee agreed to conduct an impact study on: (i) the application of the preliminary rates; (ii) the first reduction established in this resolution; (iii) the evaluation of the potential effects, or those reasonably foreseeable, of the second reduction; and (iv) all market aspects relevant to the Committee's fulfillment of its objectives established in the aforementioned law. This report has not yet been published.

On September 30, 2024, the Committee indicated that it had initiated a review process for the limits on interchange rates, and therefore would maintain the limits in effect to date; that is, the reduction scheduled for October 2024 was suspended. Given the timing of the process, we estimate that the committee could define the interchange fees towards the end of the year.

Fraud Law

In early April, improvements were approved to Fraud Law No. 20,009 to combat the recent increase in bank transaction fraud (better known as self-fraud) and other crimes associated with opportunistic behavior, which have severely impacted financial institutions. Certain aspects have been modified, such as: i) reimbursement deadlines for unknown transactions; ii) the requirement for a sworn statement from the user and a criminal complaint to be filed in order to enforce a fraud claim; iii) a new suspension procedure has been created, regardless of the amount claimed, when the issuer has sufficient evidence of fraudulent misconduct or gross negligence on the part of the user. The procedure must then be submitted to the local police court requesting authorization to maintain the suspension, among other measures.

Consolidated debt

In early June 2024, the Consolidated Debt Law was approved, creating a free, public Consolidated Debt Registry (Redec), which will be administered by the Financial Market Commission (CMF). The new law establishes that new institutions that did not previously do so will be required to report outstanding loans granted to individuals to the CMF. These include mortgage loan providers; family allowance compensation funds; credit card issuers

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(supervised by the CMF); securitization companies; credit advisory entities regulated by the Fintec Law; and any other entity supervised by the CMF, as determined by the CMF through General Regulation. Furthermore, it is made clear that the individual is the owner of their data and is guaranteed the right to protection thereof, under the supervision of the CMF. This establishes their rights to update, rectify, and delete information, along with defining severe penalties for negligent or malicious access to or use of Redec information. To access registry information, reporters must have prior consent, which will be granted solely for the purpose of assessing their commercial or credit risk for a specific transaction and for a limited period of time. Fintec and Open Finance Law In early July, the Financial Market Commission (CMF) published the regulations governing the Open Finance System (SFA) or open finance of the Fintec Law, which will come into effect in July 2026. The regulation establishes that institutions currently regulated in the financial system - such as banks, payment card issuers, insurance companies, fund managers, savings and credit cooperatives supervised by the CMF - must comply with the SFA in order to provide the information that the user decides to share with other participating institutions, upon prior consent. In addition, the CMF established standards for institutions that voluntarily decide to register with the SFA and thus offer financial services to users. The implementation period for the SFA will be gradual, depending on the role each participant plays within this scheme. The first phase, as defined, has a 24-month deadline for entry into force, a period that will be used for the adaptations required for implementation by each participant. In addition, during this period, technical manuals with specifications will be developed. After this period, the standard contains an implementation schedule that begins with the progressive delivery of information that banks and payment card issuers must share within the following 18 months. Then, within the following 18 months, the obligation will begin for savings and credit cooperatives supervised by the CMF, insurance companies, fund administrators, and compensation funds, among others. Therefore, full implementation of the standard is estimated to take five years. Dividend Subsidy Law In January 2025, the Dividend Subsidy bill was introduced. It proposes reducing mortgage interest rates for new home purchases, seeking to facilitate access to homeownership and reactivate the real estate market. The project's features include a mortgage interest rate subsidy of up to 60 basis points. It also includes a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the home's value, which could further reduce the total interest rate by up to 100 basis points. The project seeks to provide 50,000 subsidies, of which 10% will be allocated to homes worth up to 3,000 UF and the remaining percentage to new homes worth up to 4,000 UF. Regulation and supervision In Chile, only banks may maintain current accounts for their customers, conduct foreign trade transactions, and, along with regulated non-bank financial institutions such as cooperatives, accept term deposits. The primary authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central 14

Bank. Chilean banks are subject primarily to the General Banking Law and, secondarily, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing corporations, except for certain provisions that are expressly excluded. For more information about the regulation and supervision of our Bank, please see Section 2 of our here. For more information on the General Banking Law, click here. For more information about the CMF, please visit the following website: www.cmfchile.cl For more information about the Central Bank, please visit the following website: www.bcentral.cl 15

Section 3: Segment Information Segment information is based on the Financial Information presented to senior management and the Board of Directors. The Bank has aligned the segment information consistently with the underlying information used internally for management reporting purposes and with that presented in other public documents of the Bank. The Bank's senior management has been determined to be primarily responsible for the Bank's operating decisions. The Bank's operating segments reflect the Bank's organizational and management structures. Senior management reviews internal information based on these segments to assess performance and allocate resources. During 2025, the Bank maintains the general criteria applied in 2024. Segment description Retail Banking This segment comprises individuals and small companies with annual sales of less than 400,000 UF. This segment offers a variety of services to clients including consumer loans, credit cards, commercial loans, foreign trade, mortgage loans, debit cards, current accounts, savings products, mutual funds, stock brokerage and insurance. Additionally, SME clients are offered loans with state guarantee, leasing and factoring. Wealth Management & Insurance It comprises the Asset Management, Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Grupo Santander Divisions in Chile. The Santander Insurance business offers both personal and corporate protection products, health insurance, life insurance, travel insurance, savings, personal protection, automobile insurance, unemployment insurance, among others; and finally, for high net worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, buying/selling shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, asset management and open architecture. Middle-market This segment includes companies with annual sales of over 400,000 UF without a limit (for specialized sectors of the Metropolitan Region with annual sales of over 100,000 UF without a limit). It also includes institutional organizations such as universities, government agencies, municipalities and regional governments and companies in the real estate sector that execute projects to sell to third parties and all construction companies with annual sales of over 100,000 UF without a limit. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition, specialized services are offered to companies in the real estate sector for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans. Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance. For companies, the requirements are sales greater than EUR 500 16 million, EBITDA greater than EUR 150 million and assets greater than EUR 1,000 million, and for financial institutions, assets greater than 10 billion Chilean pesos. This segment includes the Treasury Division, which provides sophisticated financial products primarily to companies in the Retail Banking and Middle-market areas. Products include short-term financing and deposits, brokerage services, derivatives, and other products tailored to the needs of clients. The Treasury area also handles the intermediation of positions, as well as the company's own investment portfolio. Corporate Activities (“Other”) This segment includes Financial Management, which develops the overall functions of managing the structural exchange position, the structural interest rate risk of the parent company and the liquidity risk. It also manages equity, the capital allocation made to each unit and the financing cost of the investments made. All of this means that it usually has a negative contribution to the results. In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers. Loan portfolio by segment 3M25 76% 2% 15% 5% 1% Retail WM&I Middle-market CIB Other Net profits by segment 3M25 28% 3% 22% 24% 23% Retail WM&I Middle-market CIB Other 17

Results by segment

Financial accounting information

As of March 31, 2025

(Ch$ million)	Retail	WM&I	Middle-market	CIB	Total business segments	Corporate Activities	Total
Net interest income (1)	395,368	16,085	83,658	50,488	545,599	(31,965)	513,634
Variation YoY	4.6%	18.8%	7.2%	(17.7%)	2.8%	(81.0%)	41.7%
Net commission income	121,560	7,036	14,913	13,156	156,665	(8,414)	148,251
Variation YoY	17.1%	4.2%	52.9%	5.2%	17.9%	42.2%	16.8%
Net financial result	16,651	933	6,684	42,494	66,762	4,454	71,216
Variation YoY	23.2%	29.6%	34.5%	0.6%	8.7%	(142.1%)	40.0%
Total income	**533,579**	**24,054**	**105,255**	**106,138**	**769,026**	**(35,925)**	**733,101**
Variation YoY	**7.7%**	**14.5%**	**13.4%**	**(8.6%)**	**6.0%**	**(80.6%)**	**35.7%**
Provisions for credit risk	(216,926)	(3,503)	(5,096)	7,312	(218,213)	78,712	(139,501)
Variation YoY	75.8%	130.8%	105.8%	(345.4%)	67.4%	6921.6%	7.9%
Net operating income	**316,653**	**20,551**	**100,159**	**113,450**	**550,813**	**42,787**	**593,600**
Variation YoY	**(14.9%)**	**5.4%**	**10.9%**	**0.3%**	**(7.4%)**	**(123.3%)**	**44.4%**
Operating expenses (2)	(193,393)	(8,114)	(11,930)	(23,528)	(236,965)	(3,160)	(240,125)
Variation YoY	10.6%	7.4%	3.9%	9.2%	10.0%	(21.8%)	9.4%
Other income and expenses	(16,201)	160	(2,153)	(71)	(18,265)	(676)	(18,941)
Variation YoY	37.9%	(71.4%)	(1480.1%)	(116.0%)	72.5%	(97.0%)	(42.4%)
Result before taxes	**107,059**	**12,597**	**86,076**	**89,851**	**295,583**	**38,951**	**334,534**
Variation YoY	**(42.2%)**	**0.7%**	**9.0%**	**(2.3%)**	**(19.8%)**	**--%**	**111.0%**
Taxes	(28,906)	(3,401)	(23,240)	(23,591)	(79,138)	26,341	(52,797)
Variation YoY	(42.2%)	0.7%	9.0%	(5.0%)	(20.5%)	(58.9%)	48.7%
Net profit after tax	**78,153**	**9,196**	**62,836**	**66,260**	**216,445**	**65,292**	**281,737**
Variation YoY	**(42.2%)**	**0.7%**	**9.0%**	**(1.3%)**	**(19.6%)**	**--%**	**129.0%**

1. Includes net results of interest and readjustments.
2. Includes personnel, administration and depreciation expenses.

18

Retail Banking:

Financial accounting information

ACTIVITY

Ch$ million	Mar-25	Mar-25/ Mar-24	Mar-25/ Dec-25
Loans	31,245,465	1.4%	(2.2%)
Deposits	12,675,525	(6.6%)	(2.6%)

RESULTS

Ch$ million	Mar-25	3M25/ 3M24	1Q25	1Q25/ 4Q25
Net interest income and readjustments	395,368	4.6%	395,368	(0.1%)
Commissions	121,560	17.1%	121,560	1.5%
Financial Trx.	16,651	23.2%	16,651	(4.2%)
Total income	**533,579**	**7.7%**	**533,579**	**0.1%**
Provisions	(216,926)	75.8%	(216,926)	67.7%
Net operating income	**316,653**	**(14.9%)**	**316,653**	**(21.5%)**
Expenses	(193,393)	10.6%	(193,393)	10.4%
Other income and expenses	(16,201)	37.9%	(16,201)	(67.2%)
Income before taxes	**107,059**	**(42.2%)**	**107,059**	**(40.2%)**
Taxes	(28,906)	(42.2%)	(28,906)	(40.2%)
Income after taxes	**78,153**	**(42.2%)**	**78,153**	**(40.2%)**

Loan composition


Middle income 17%
SMEs 21%
High income 62%

Business activity:

Santander seeks to grow in retail banking responsibly, with a focus on sustainability for our customers, with the highest levels of customer service, and through an efficient and productive phygital distribution strategy. Seventy-nine percent of individual loans go to upper-middle-income individuals; however, the Bank has an innovative strategy for mass income.

Within the retail segment, there are individuals, businesses, and Santander Consumer (auto financing), as detailed below.

- Individuals: Santander Life continues to be a leading contributor to new customer growth, offering a digital onboarding process for opening a checking account. Santander Life customers are rapidly monetizing while achieving a high Net Promoter Score (NPS) for the onboarding process. Furthermore, continuing our commitment to financial inclusion, we launched "Más Lucas," the first profitable checking and savings account, 100% digital for the mass market. This product charges no maintenance or transaction fees; the checking account pays a fixed monthly rate based on the average balance maintained in the account.

- Santander Consumer (auto financing): This business has been very proactive in increasing its partnerships with various automakers..

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- Companies: We continue to open digital checking accounts for these clients, which, combined with Getnet's service offering, completes the range of solutions for their businesses.

Results:

Retail banking's net contribution decreased 42.2% YoY. Margin increased 4.6% YoY due to a better mix, driven by growth in consumer loans. Fees in this segment increased sharply by 17.1% YoY, driven by card fees due to increased usage and a growing customer base, which also impacted the growth in current account fees. Provisions increased 75.8% YoY, mainly due to the reclassification of additional provisions to the consumer portfolio due to the change in the provisioning model established by the regulator, which came into effect in January 2025. Asset quality has also worsened due to lower economic growth and a weaker labor market. Operating costs increased 10.6% YoY, mainly due to the digital transformation and the migration of our systems to the cloud, as part of Project Gravity, which reached an important milestone in January 2025 when the bank began operating in the cloud.

Compared to 4Q24, retail banking's net contribution decreased 40.2% QoQ, primarily impacted by the one-time effects of provisions and operating expenses in the quarter, as explained above. Margin remained stable in the quarter, and fees increased 1.5% in the quarter following higher spending in 4Q24 related to the credit card loyalty program.

Wealth Management & Insurance:

This unit aims to unify the investment offering, enabling greater consistency across all segments and better communication of products and services. Its focus is on generating a specialized investment strategy for each segment, establishing unique digital development and communication plans. Its core businesses are insurance and the distribution of investment instruments for the Retail and Private Banking segments.

Financial accounting information

ACTIVITY

Ch$ million	Mar-25	Mar-25/ Mar-24	Mar-25/ Dec-25
Loans	837,322	11.4%	2.3%
Deposits	3,184,056	43.7%	14.8%

RESULTS

Ch$ million	Mar-25	3M25/ 3M24	1Q25	1Q25/ 4Q25
Net interest income and readjustments	16,085	18.8%	16,085	33.1%
Commissions	7,036	4.2%	7,036	33.5%
Financial Trx.	933	29.6%	933	74.7%
Total income	**24,054**	**14.5%**	**24,054**	**34.4%**
Provisions	(3,503)	130.8%	(3,503)	303.1%
Net operating income	**20,551**	**5.4%**	**20,551**	**20.7%**
Expenses	(8,114)	7.4%	(8,114)	-3.4%
Other income and expenses	160	(71.4%)	160	-110.0%
Income before taxes	**12,597**	**0.7%**	**12,597**	**79.2%**
Taxes	(3,401)	0.7%	(3,401)	79.2%
Income after taxes	**9,196**	**0.7%**	**9,196**	**79.2%**

20

Business activity:

The loan portfolio in this segment increased 11.4% YoY due to increased demand for commercial and mortgage loans and credit cards. Compared to 4Q24, growth was driven by commercial and mortgage loans, while credit card loans normalized after seasonality at the end of the year. Deposits increased 43.7% YoY, primarily due to term deposits in Chilean pesos and demand funds. Growth in the quarter was also driven by increased savings from our customers.

Results:

Wealth Management & Insurance's net contribution increased 0.7% YoY, driven by higher margins due to portfolio growth and higher fees generated by mutual funds and insurance. This was offset by higher provisions due to portfolio growth, and higher salary-related and technology-related expenses.

In the quarter, Wealth Management & Insurance's net contribution was a gain of $9,196 million, a 79.2% QoQ increase, primarily due to a higher margin resulting from a better spread on cards and higher fees related to insurance and mutual funds. This was partially offset by higher provisions related to portfolio growth.

Middle-market:

Financial accounting information

ACTIVITY

Ch$ million	Mar-25	Mar-25/ Mar-24	Mar-25/ Dec-25
Loans	6,365,462	3.7%	5.3%
Deposits	4,301,624	1.9%	0.1%

RESULTS

Ch$ million	Mar-25	3M25/ 3M24	1Q25	1Q25/ 4Q25
Net interest income and readjustments	83,658	7.2%	83,658	3.4%
Commissions	14,913	52.9%	14,913	34.3%
Financial Trx.	6,684	34.5%	6,684	15.9%
Total income	**105,255**	**13.4%**	**105,255**	**7.7%**
Provisions	(5,096)	105.8%	(5,096)	(73.4%)
Net operating income	**100,159**	**10.9%**	**100,159**	**27.4%**
Expenses	(11,930)	3.9%	(11,930)	16.2%
Other income and expenses	(2,153)	(1480.1%)	(2,153)	(16.1%)
Income before taxes	**86,076**	**9.0%**	**86,076**	**30.9%**
Taxes	(23,240)	9.0%	(23,240)	30.9%
Income after taxes	**62,836**	**9.0%**	**62,836**	**30.9%**

Business activity:

This segment's loan portfolio increased 3.7% since March 31, 2024, and 5.3% QoQ, due to the migration of SME customers to this portfolio as a result of business growth in recent periods. Deposits increased 1.9% since March 31, 2024, and 0.1% QoQ, due to higher balances at year-end. The main strategic objective of this segment is to focus on total customer profitability, across lending and non-lending activities.

21

Results:

The Middle-market's net contribution increased 9.0% YoY, primarily due to a higher margin from portfolio growth and higher fees and financial transactions generated by our commercial clients. This was offset by an increase in provisions. During 2024, there was greater risk in sectors such as agriculture, which were affected by the intense rains and flooding caused by the "El Niño" phenomenon, which primarily affected Chile's central regions, where crops are abundant.

In the quarter, the middle-market's net contribution increased 30.9% QoQ, primarily due to a decrease in provisioning expenses after an increase in 4Q24 and also due to increased margin and fees in the quarter in line with increased customer activity.

Corporate Investment Banking (CIB):

Financial accounting information

ACTIVITY

Ch$ million	Mar-25	Mar-25/ Mar-24	Mar-25/ Dec-25
Loans	2,178,766	(34.5%)	(5.3%)
Deposits	6,996,309	(21.0%)	(16.3%)

RESULTS

Ch$ million	Mar-25	3M25/ 3M24	1Q25	1Q25/ 4Q25
Net interest income and readjustments	50,488	(17.7%)	50,488	(9.6%)
Commissions	13,156	5.2%	13,156	(6.3%)
Financial Trx.	42,494	0.6%	42,494	23.8%
Total income	**106,138**	**(8.6%)**	**106,138**	**1.8%**
Provisions	7,312	(345.4%)	7,312	(587.8%)
Net operating income	**113,450**	**0.3%**	**113,450**	**10.4%**
Expenses	(23,528)	9.2%	(23,528)	(14.5)%
Other income and expenses	(71)	(116.0%)	(71)	(97.1)%
Income before taxes	**89,851**	**(2.3%)**	**89,851**	**23.4%**
Taxes	(23,591)	(5.0%)	(23,591)	20.0%
Income after taxes	**66,260**	**(1.3%)**	**66,260**	**24.7%**

Business activity:

The loan portfolio in the CIB segment decreased by 34.5% since March 31, 2024, due to the contraction in demand and the asset rotation of our generate-to-distribute model. Loans in this segment decreased by 5.3% QoQ due to exchange rate effects in the quarter.

Deposits decreased by 21.0% since March 31, 2024, and by 16.3% QoQ, explained by an increase in our customers' liquidity in this segment at the end of the year, which drained off in the first weeks of the year.

Results:

Total revenues for this segment decreased 1.3% YoY. Net interest and readjustment income decreased 17.7% YoY due to lower loan volumes. This was partially offset by a provision release in the quarter related to portfolio

22

contraction and a decrease in riskier loans. Expenses increased 9.2% YoY due to higher variable salaries and technology expenses.

In the quarter, CIB's net contribution was a gain of $66.26 billion, a 24.7% QoQ increase due to lower margin revenues explained by the portfolio contraction in the quarter and lower fees generated by financial advisory services. This was offset by a gain in financial transactions compared to a loss in 4Q24, and a provision release in the quarter. Expenses also decreased due to lower technology and remuneration expenses.

Corporate activities:

Financial accounting information

ACTIVITY

Ch$ million	Mar-25	Mar-25/ Mar-24	Mar-25/ Dec-25
Loans	471,651	116.4%	117.5%
Deposits	3,450,201	121.6%	18.5%

RESULTS

Ch$ million	Mar-25	3M25/ 3M24	1Q25	1Q25/ 4Q25
Net interest income and readjustments	(31,965)	(81.0%)	(31,965)	33.5%
Commissions	(8,414)	42.2%	(8,414)	(26.3)%
Financial Trx.	4,454	(142.1%)	4,454	(49.6)%
Total income	**(35,925)**	**(80.6%)**	**(35,925)**	**35.4%**
Provisions	78,712	6921.6%	78,712	323%
Net operating income	**42,787**	**(123.3%)**	**42,787**	**(640.0)%**
Expenses	(3,160)	(21.8%)	(3,160)	(50.9)%
Other income and expenses	(676)	(97.0%)	(676)	(103.5)%
Income before taxes	**38,951**	**--%**	**38,951**	**699.8%**
Taxes	26,341	(58.9%)	26,341	(17.5)%
Income after taxes	**65,292**	**--%**	**65,292**	**77.4%**

Results:

The results of corporate activities and Asset & Liability Management (ALM) show an improvement year-over-year, with a lower loss in interest and readjustment income of $31.965 billion due to an improvement in the cost of funding managed by the Asset & Liabilities Committee (ALCO), which was less negative in line with the MPR cuts. It is important to note that the last FCIC payment was made on July 1, 2024. Additionally, the new provisioning model for the consumer portfolio went into effect in January 2025. With this, the Bank reallocated voluntary provisions from corporate activities to Retail Banking.

In the quarter, profit after tax was $65.292 billion, primarily due to the release of the aforementioned voluntary provisions in the quarter and partially offset by a higher margin loss due to a lower variation in UF in the quarter.

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Section 4: Balance sheet and results

Balance sheet

Loan growth led by retail banking

Total loans decreased 0.5% QoQ and 0.4% compared to March 31, 2024. The consumer portfolio associated with our Santander Consumer and Credit Card businesses grew significantly over the last 12 months. Mortgage loans grew YoY, albeit at low levels and below inflation, while the slower economic growth, along with exchange rate effects, translated into contractions in the commercial portfolio.

Loans by product:

Financial accounting information

		YTD		Var %	
(Ch$ million)	**Mar-25**	**Dec-24**	**Mar-24**	**Mar-25/ Mar-24**	**Mar-25/ Dec-24**
Consumer loans	5,861,160	5,911,638	5,636,621	4.0%	(0.9%)
Santander Consumer (car loans)	1,037,305	1,016,271	912,977	13.6%	2.1%
Credit card	1,972,059	1,980,680	1,780,172	10.8%	(0.4%)
Other consumer loans	2,851,796	2,914,686	2,943,472	(3.1%)	(2.2%)
Mortgage	17,546,297	17,559,769	17,269,588	1.6%	(0.1%)
Commercial	17,653,199	17,821,154	18,345,439	(3.8%)	(0.9%)
Interbank	38,010	31,283	1,316	2788.3%	21.5%
Total(1)	**41,098,666**	**41,323,844**	**41,252,964**	**(0.4%)**	**(0.5%)**

1. Total gross loans from provisions at amortized cost.

Commercial loans decreased by 3.8% since March 31, 2024, and by 0.9% QoQ.

Approximately 57% of our portfolio is indexed to the UF, mostly mortgage loans and approximately 34% of commercial loans. Approximately 24% of commercial loans (from the Middle-market and CIB segments) are denominated in foreign currencies, primarily in US dollars, so US$-denominated commercial loans have shown volatility in their peso value in recent quarters. In the first quarter of 2025, the Chilean peso recovered, appreciating 4.0% QoQ and 2.8% since March 2024, explaining the contraction in this portfolio due to the US$ depreciation of 0.9% and 0.6%, respectively.

In general, commercial loans have been impacted by lower demand related to the macroeconomic environment. Also, as part of the business, our Corporate & Investment Bank uses a generate-to-distribute model, which has offset the growth of this product compared to March 2024. Furthermore, during the second quarter of 2024, the exclusion of Bansa S.A. from the Bank's consolidation (approximately 0.5% of the total portfolio) was determined.

Mortgage loans are growing below inflation, reaching 1.6% growth since March 31, 2024, and declining 0.1% QoQ. In the recent periods, new mortgage loan originations have declined due to continued weak demand, affected by higher house price inflation and interest rates in recent years. The Bank also seeks to maintain its strategy of higher-yield loans.

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Consumer loans decreased 0.9% QoQ and increased 4.0% since March 31, 2024. Between the end of 2019 and 2021, credit card loans decreased 7.0% as customers reduced major purchases, such as travel and hotels. At the same time, many customers paid off credit card debt with the liquidity obtained from government transfers and pension withdrawals.



Credit card balances (Ch$ bn)
1,417
1,378
1,126
1,280
1,544
1,736
1,981
1,972
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Mar-25

At the end of 2022, as household liquidity levels returned to normal and travel, vacations, and other activities resumed, credit card borrowing began to grow again. After a seasonal increase in December 2024, credit card debt decreased slightly in the quarter, while increasing by 10.8% compared to March 2024.

Additionally, within our consumer loans is our auto financing business, Santander Consumer, which has shown positive trends with a 13.6% increase since March 2024 and a 2.1% increase in the quarter.

Loans by segment:

Financial accounting information

	YTD			Var %	
(Ch$ million)	Mar-25	Dec-24	Mar-24	Mar-25/ Mar-24	Mar-25/ Dec-24
Retail Banking (1)	31,245,465	31,942,515	30,820,309	1.4%	(2.2%)
Wealth Management & Insurance	837,322	818,155	751,401	11.4%	2.3%
Middle-market	6,365,462	6,044,799	6,139,190	3.7%	5.3%
Corporate & Investment banking (CIB)	2,178,766	2,301,491	3,324,090	(34.5%)	(5.3%)
Others (2)	471,651	216,884	217,972	116.4%	117.5%
Total (3, 4)	**41,098,666**	**41,323,844**	**41,252,962**	**(0.4%)**	**(0.5%)**

1. Includes consumer, mortgage, and other commercial loans to individuals and businesses (SMEs) at amortized cost. See Note 13 of the financial statements.
2. Others include other non-segmented loans.
3. Total gross loans from provisions at amortized cost.
4. Customers included in each business segment are constantly reviewed and reclassified if a customer does not meet the segment's criteria. Therefore, variations in business volumes and results may reflect business trends and the effects of customer migration.

Retail banking loans grew 1.4% since March 31, 2024, driven by growth in consumer loans (credit cards and auto financing) and mortgages. In 1Q25, retail banking loans contracted 2.2% QoQ due to lower demand for mortgages, credit cards, and other consumer loans.

Wealth Management & Insurance loans increased 11.4% since March 31, 2024, and 2.3% QoQ, driven by increased demand for commercial and mortgage loans and, more recently, credit cards during the quarter.

25

The Middle-market segment's loan portfolio increased by 3.7% since March 31, 2024, and by 5.3% QoQ, mainly due to the migration of corporate clients that were classified as SMEs and therefore part of the Retail Banking sector to the Middle-market segment thanks to the growth of their business in recent periods.

CIB loans decreased 34.5% since March 31, 2024, partly due to the use of the generate-to-distribute model, combined with slower economic activity. In 1Q25, loans in this segment decreased 5.3% QoQ due to lower demand from our clients at the beginning of the year.

Financial Investments:

Financial accounting information

		YTD		Var %	
(Ch$ million)	**Mar-25**	**Dec-24**	**Mar-24**	**Mar-25/ Mar-24**	**Mar-25/ Dec-24**
Financial assets for trading at fair value through profit or loss (Trading portfolio)	182,775	329,327	153,426	19.1%	(44.5%)
Financial assets at fair value through other comprehensive income (Available-for-sale portfolio)	3,442,144	2,762,388	4,030,639	(14.6%)	24.6%
Financial assets at amortized cost (Held to maturity portfolio)	5,367,866	5,176,005	8,719,373	(38.4%)	3.7%
Total	**8,992,785**	**8,267,720**	**12,903,438**	**(30.3%)**	**8.8%**

It is important to note that our financial investment portfolio is primarily composed of HQLA (high-quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds, and U.S. Treasury bonds.

On April 1 and July 1, 2024, we made payments of Ch$3.3 trillion and Ch$2.8 trillion, respectively, for the FCIC using the Central Bank's liquidity deposit program, accounting for the contraction in the available-for-sale and -to-maturity portfolio during 2024.

In June 2024, the Ministry of Finance carried out an early redemption or exchange exercise for a list of existing bonds. This exercise was intended to manage the maturity of Chilean government debt in the coming years, offering new bonds to support liquidity and retiring non-benchmark bonds. During June 2024, the Bank participated in this bidding process, for a total nominal value of Ch$4.32 billion.

At the close of March 2025, the HTM instruments have a fair market value of Ch$4,761,345 million.

26

Customer funds increased 6.0% since March 2024.

Funding:

Financial accounting information

		YTD		Var. %	
(Ch$ million)	**Mar-25**	**Dec-24**	**Mar-24**	**Mar-25/ Mar-24**	**Mar-25/ Dec-24**
Demand deposits	13,301,733	14,260,609	13,508,867	(1.5%)	(6.7%)
Time deposits	17,305,982	17,098,625	16,908,024	2.4%	1.2%
Total deposits	**30,607,715**	**31,359,234**	**30,416,891**	**0.6%**	**(2.4%)**
Mutual Fund Brokerage (1)	13,870,194	13,587,869	11,548,878	20.1%	2.1%
Total Customer Funds	**44,477,909**	**44,947,103**	**41,965,769**	**6.0%**	**(1.0%)**
Bonds (2)	10,230,369	10,737,354	10,814,280	(5.4%)	(4.7%)
Central Bank Lines	—	—	6,147,010	(100.0%)	--%
Liquidity Coverage Ratio (LCR) (3)	192.9%	190.8%	176.3%		
Net stable funding ratio (NSFR) (3)	104.3%	106.3%	101.6%		

1. Banco Santander Chile is the exclusive intermediary for mutual funds managed by Santander Asset Management S.A., a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2. Includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated in accordance with Chilean regulations.

The Central Bank's last rate hike was in October 2022, when the monetary policy rate (MPR) reached 11.25%, closing the cycle of increases. This increase and its prolonged maintenance directly impacted our financing costs. The rate cut cycle began at the end of July 2023, and after five successive cuts, the MPR closed 2023 at 8.3%. In 2024, the Central Bank continued to cut the rate, reaching 5.0% in December.

The Bank's total deposits increased 0.6% since March 31, 2024, driven by a 2.4% increase in time deposits and offset by a 1.5% decrease in demand deposits. In the quarter, total deposits decreased 2.4%, with demand deposits falling 6.7%, explained by the seasonality of deposits at year-end, particularly among our corporate clients. This was partially offset by an increase in time deposits in the quarter.

Our customers' investments through mutual funds brokered by the Bank grew in the quarter, reaching an increase of 2.1% QoQ and 20.1% since March 31, 2024, given our clients' preference for mutual funds in this scenario of falling rates.

The reduction in the Central Bank's lines of credit is due to the full payment of the FCIC (a facility granted by the Central Bank during the pandemic) by July 2024.

Bonds decreased 4.7% in the quarter and 5.4% since March 31, 2024. In January 2025, the Bank made a payment on the maturity of a 144A bond corresponding to USD 704 million. During 2025, the Bank placed bonds for UF 6,385,000, taking advantage of attractive opportunities in various fixed-income markets nationwide. The contraction in this item is in line with lower growth in our long-term loans (mortgage and commercial).

The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets as a percentage of net cash outflows, as of March 31, 2025, was 192.9%, well above the minimum. As of the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets funded through stable funding sources, reached 104.3%, also above the current legal minimum for this ratio.

27

Dividend payment of Ch$3.19 per share with a dividend yield of 5.4%

Equity:

Financial accounting information

	YTD			Var. %	
(Ch$ million)	Mar-25	Dec-24	Mar-24	Mar-25/ Mar-24	Mar-25/ Dec-24
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,232,505	3,232,505	3,115,239	3.8%	0.0%
Valuation adjustment	(103,010)	(107,174)	(86,404)	19.2%	(3.9%)
Retained Earnings:					
Retained earnings prior periods	881,947	24,324	519,891	69.6%	3525.8%
Income for the period	277,797	857,623	120,251	131.0%	(67.6%)
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(780,309)	(606,141)	(397,240)	96.4%	28.7%
Equity attributable to equity holders of the Bank	**4,400,233**	**4,292,440**	**4,163,040**	**5.7%**	**2.5%**
Non-controlling interest	107,168	104,394	127,528	(16.0%)	2.7%
Total Equity	**4,507,401**	**4,396,834**	**4,290,568**	**5.1%**	**2.5%**

At the Ordinary Shareholders' Meeting held on April 22, 2025, the distribution of a dividend of 70% of the 2024 profits was approved, or approximately Ch$600,336 million, for which the Bank had already fully provisioned. This represents a dividend per share of Ch$3.19 and a dividend yield of 5.4%.

As of March 2025, the Bank has established a dividend provision of 60% of profits in 2025. This was in line with the Board's view of the Bank's earnings expectations for the year. With this, the capital ratios reflect a dividend provision in line with historical dividend payments.

Total equity reached $4,507,401 million as of March 31, 2025, an increase of 2.5% QoQ primarily due to the increase in profit for the period.

Compared to March 31, 2024, total equity increased 5.1% due to higher earnings in the quarter, offset by a higher dividend payment provision of 70% of 2024 earnings and 60% of 2025 earnings, as previously mentioned.

28

Solid capital levels with a CET1 of 10.7% and a ROAE of 25.7% in 1Q25.

Capital adequacy and ROAE:

Financial accounting information

		YTD		Var. %	
(Ch$ million)	Mar-25	Dec-24	Mar-24	Mar-25/ Mar-24	Mar-25/ Dec-24
Core Capital (CET1)	4,387,824	4,268,408	4,209,225	4.2%	2.80%
AT1	665,820	693,382	683,598	(2.6%)	(4.0%)
Tier I	**5,053,644**	**4,961,790**	**4,892,823**	**3.3%**	**1.9%**
Tier II	1,873,248	1,999,526	2,000,722	(6.4%)	(6.3%)
Regulatory capital	**6,926,893**	**6,961,316**	**6,893,544**	**0.5%**	**(0.5%)**
Market risk weighted assets	6,351,117	5,967,201	5,280,288	20.3%	6.4%
Operational risk weighted assets	4,884,196	4,923,679	4,640,781	5.2%	(0.8%)
Credit risk weighted assets	29,767,811	29,921,944	30,586,691	(2.7%)	(0.5%)
Risk weighted assets	**41,003,124**	**40,812,824**	**40,507,760**	**1.2%**	**0.5%**
Core Capital ratio	**10.7%**	**10.5%**	**10.4%**		
Tier I ratio	12.3%	12.2%	12.1%		
Tier II ratio	4.6%	4.9%	4.9%		
BIS ratio	**16.9%**	**17.1%**	**17.0%**		
Leverage (1)	**7.1%**	**6.9%**	**6.2%**		
Quarterly ROAE	**25.7%**	**26.0%**	**11.2%**		
YTD ROAE	**25.7%**	**20.2%**	**11.2%**		

1. Leverage: Core capital / Total regulatory assets, as calculated by the CMF.

Our CET1 ratio remained strong at 10.7% and the overall Basel III ratio reached 16.9% at the end of March 2025. Risk-weighted assets (RWA) increased 1.2% from March 31, 2024, and 0.5% QoQ, mainly due to higher market risk-weighted assets from our CIB clients.

In April 2025, the CMF informed the Bank of a Pillar 2 charge of 25bp. Fifty percent of this charge should be in place by June 2025, and the remainder by June 2026, with 56.3% comprised of CET1. With this, our minimum CET1 requirement at the end of 2025 is 9.07%.

The Bank's ROAE was 25.7% in 1Q25 compared to 26.0% in 4Q24, due to slightly lower inflation in the quarter. The sharp increase in ROAE, from 11.2% in 1Q24, is explained by improvements in funding costs during 2024, which are driving the margin, along with higher inflation compared to 1Q24.

During the first quarter of 2025, the dividend provision for the fiscal year was set at 60%, in accordance with the powers granted to the board of directors by the ordinary shareholders' meeting.

29

Results

Interest income and readjustments increased 41.7% compared to the same period in 2024, with a NIM of 4.1% due to a better cost of funds.

Interest income and readjustments:

Financial accounting information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Net interest income(1)	423,840	310,727	36.4%	423,840	423,489	310,727	36.4%	0.1%
Net income from readjustments(2)	89,794	51,711	73.6%	89,794	97,233	51,711	73.6%	(7.7%)
Total net interest income and readjustments	**513,634**	**362,438**	**41.7%**	**513,634**	**520,722**	**362,438**	**41.7%**	**(1.4%)**

1. Net income from interest-bearing assets and liabilities plus the financial cost of cash flow hedges.
2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.

Margin indicators:

Non-accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Average interest-earning assets	49,532,730	54,060,364	(8.4%)	49,532,730	49,114,919	54,060,364	(8.4%)	0.9%
Average loans	41,032,860	41,018,472	—%	41,032,860	40,811,044	41,018,472	—%	0.5%
Avg. net gap in inflation indexed (UF) instruments (1)	7,616,367	7,460,657	2.1%	7,910,438	7,203,564	7,693,604	2.8%	9.8%
Interest earning asset yield (2)	7.8%	7.7%		7.8%	8.4%	7.7%		
Cost of funds (3)	3.9%	5.3%		3.9%	4.4%	5.3%		
Net interest margin (NIM) (4)	**4.1%**	**2.7%**		**4.1%**	**4.2%**	**2.7%**		
Inflation rate (5)	1.2%	0.8%		1.2%	1.3%	0.8%		
Central Bank reference rate	5.0%	7.3%		5.0%	5.0%	7.3%		
Average Central Bank reference rate	5.00%	7.60%		5.0%	5.3%	7.6%		

1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2. Interest income divided by average earning assets.
3. Interest expense divided by the sum of interest-earning liabilities and demand deposits.
4. Net interest income divided by average earning assets.
5. Inflation measured as the variation of the UF in the period.

30

Net interest income and readjustments (NII) accumulated as of March 31, 2025, increased by 41.7% compared to the same period in 2023. This increase in NII was primarily due to lower interest expenses due to the effect of the lower monetary policy rate on our funding cost, which fell from 5.3% to 3.9% in 3M25. The Bank's interest-bearing liabilities have a shorter duration than its interest-bearing assets, so our liabilities recognize price changes more quickly than our assets. Following the rapid increase in the MPR that began in mid-2021 and continued throughout 2022, the Central Bank began cutting the MPR in July 2023 from its peak of 11.25%, with five successive cuts to reach 8.25% in December 2023 and continue through 2024, reaching 5.0% in December 2024. Our time deposits represent 37.3% of our funding at the end of March, and these deposits generally have a duration of 30-60 days, so they quickly price in the new rate. This has led to a rapid recovery in net interest income, increasing 36.4% in 3M25 compared to 3M24. Net readjustment income increased 73.6% in 3M25 compared to the same period in 2024, as the UF variation reached 1.2% in 3M25 compared to 0.8% in the same period in 2024. The UF GAP is slightly larger in 3M25 than in 3M24, in response to temporarily higher inflation levels due to the adjustment of electricity rates. In 1Q25, total net interest and readjustment income decreased 1.4% compared to 4Q24, primarily due to lower readjustment income in the quarter. The UF variation was 1.2% in 1Q25, slightly lower than the 1.3% increase in 4Q24, explaining the 7.7% decrease in net readjustment income in 1Q25 compared to 4Q24. On the other hand, interest income in 1Q25 increased by 0.1% in the quarter due to a lower average TPM in the quarter of 5.0% compared to 5.3% in 4Q24. With these funding cost and inflation dynamics, the NIM increased from 2.7% in 3M24 to 4.1% in 3M25 and decreased slightly from 4.2% in 4Q24 and to 4.1% in 1Q25. Our economists are currently projecting a UF variation of 3.6% during 2025 and an average rate of 4.8%. Therefore, we estimate that our NIM for 2025 could be around 4%. 31

Cost of credit of 1.36% YTD and coverage at 115.5%

Provision expense:

Accounting Financial Information

Ch$ million	YTD Mar-25	Mar-24	Var. % Mar-25/ Mar-24	Quarterly 1Q25	4Q24	1Q24	Var. % 1Q25/ 1Q24	1Q25/ 4Q24
Provisions for credit risk for interbank loans and loans and accounts receivable from clients (1)	(263,127)	(161,657)	62.8%	(263,127)	(177,287)	(161,657)	62.8%	48.4%
Special provisions for credit risk (2)	77,042	1,325	5714.5%	77,042	(2,960)	1,325	5714.5%	(2702.8%)
Gross provisions	**(186,085)**	**(160,332)**	**16.1%**	**(186,085)**	**(180,247)**	**(160,332)**	**16.1%**	**3.2%**
Recovery of written-off loans	46,858	30,983	51.2%	46,858	49,011	30,983	51.2%	(4.4%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(274)	95	(388.4%)	(274)	(1,076)	95	(388.4%)	(74.5%)
Provisions for credit risk	**(139,501)**	**(129,254)**	**7.9%**	**(139,501)**	**(132,311)**	**(129,254)**	**7.9%**	**5.4%**

1. Includes write-offs.
2. Includes additional provisions and provisions for contingent credits.

Asset quality indicators and cost of credit:

Non-accounting financial information

	YTD Mar-25	Mar-24	Quarterly 1Q25	4Q24	1Q24
Cost of credit (1)	1.36%	1.26%	1.36%	1.29%	1.26%
Expected loss ratio (LLA / total loans)	3.2%	2.9%	3.2%	2.9%	2.9%
NPL ratio (90 days or more overdue/ total loans)	3.2%	2.5%	3.2%	3.2%	2.5%
Impaired loan ratio (impaired loans / total loans)	6.9%	5.8%	6.9%	6.7%	5.8%
Coverage of NPLs (2)	115.5%	142.4%	115.5%	115.4%	142.4%

1. Annualized credit loss expense divided by average loans.
2. Balance sheet provisions including additional provisions divided by non-performing loans.

During the COVID-19 pandemic, asset quality benefited from state aid and pension fund withdrawals, leading to positive performance over the period. It subsequently normalized in line with the evolution of the economy and the draining of excess household liquidity.

Currently, our clients' behavior is reflecting the state of the economy and the labor market, where non-performing loans are higher than pre-pandemic levels. The impaired loan ratio increased from 5.8% in 1Q24 to 6.7% in 4Q24 and 6.9% in 1Q25, meanwhile the non-performing loan (NPL) ratio has remained stable in the quarter. Finally, the expected loss ratio (loan loss provisions divided by total loans) increased from 2.9% in 1Q24 to 3.2% in 1Q25, due to higher provisions in recent periods.

32

Net credit loss expense totaled $139,501 million for the three-month period ended March 31, 2025, an increase of 7.9% compared to the same period in 2024. Similarly, the cost of credit increased from 1.26% as of March 31, 2024, to 1.36% as of March 31, 2025.

In the quarter, credit loss expenses increased by 5.4% compared to 4Q24, mainly due to higher provisions for the mortgage portfolio. Therefore, the cost of credit increased from 1.29% in 4Q24 to 1.36% in 1Q25.

The non-performing loan coverage ratio (which includes the Ch$205 billion voluntary provisions established by the Board of Directors in recent years) decreased from 142.4% in 1Q24 to 115.4% in 4Q24 and 115.5% in 1Q25. This overall downward trend in coverage is due to the increase in non-performing loans in the commercial and mortgage portfolios, as well as the greater weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral. Loan quality ratios are also partly affected by the contraction in the loan portfolios.

Net credit risk provisions expense by product:

Financial accounting information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Consumer	(85,699)	(79,457)	7.9%	(85,699)	(72,862)	(79,457)	7.9%	17.6%
Commercial	(34,615)	(24,812)	39.5%	(34,615)	(53,544)	(24,812)	39.5%	(35.4%)
Mortgage	(19,187)	(24,984)	(23.2%)	(19,187)	(5,906)	(24,984)	(23.2%)	224.9%
Provisions for credit risk	**(139,501)**	**(129,253)**	**7.9%**	**(139,501)**	**(132,311)**	**(129,253)**	**7.9%**	**5.4%**

In January 2025, the regulatory change to the consumer provisioning model was implemented, for which we used additional provisions to cover the initial impact of $94 billion. Provision expenses for consumer loans increased 7.9% in 1Q25 compared to 1Q24 and 17.6% compared to 4Q24, explained in part by a one-time expense related to the change in the provisioning model. The non-performing loan ratio for the consumer portfolio remained stable at 2.2% in the quarter, showing a slight improvement compared to 2.3% in 1Q24, while the impaired loan ratio for the consumer portfolio increased from 4.9% in 1Q24 to 5.2% in 4Q24 and 1Q25. With the increase in consumer provision expenses, coverage increased slightly, reaching 381.3% at the end of March 2025.

Commercial loan provisioning expenses increased 39.5% in 1Q25 compared to 1Q24. The increase in provisions is related to the economic cycle and an increase in provisions for non-performing companies. Compared to 4Q24, commercial loan provisions decreased 35.4% in 1Q25 following strong expense growth in this portfolio during 2024, which is already beginning to show improved performance.

The commercial NPL ratio increased from 3.5% in March 2024 to 4.1% in December 2024, and remaining more stable in March 2025. The commercial impaired ratio also increased from 7.7% in 1Q24 to 8.6% in 4Q24, before showing a slight deterioration to 8.7% in 1Q25. Therefore, asset quality indicators remained fairly stable in 1Q25. Meanwhile, the NPL coverage ratio for this portfolio decreased from 124.2% in March 2024 to 114.7% in December 2024 and 116.0% in March 2025.

Mortgage loan provisions decreased 23.2% in 1Q25 compared to the same period in 2024, while this expense increased 224.9% compared to 4Q24. This is explained by the evolution of the mortgage impaired ratio, which

33

increased from 4.0% in March 2024 to 5.4% in December 2024 and 5.8% in March 2025, indicating that customers are renegotiating their loans. Overall, the mortgage NPL coverage ratio fell from 70.9% in March 2024 to 39.3% in December 2024 and 41.8% in March 2025. In general, the mortgage portfolio has experienced a deterioration in its quality in the last year as a result of the evolution of the macroeconomic scenario related to short and long-term rates and inflation, which has resulted in an increase in the value of our clients' monthly payments.

For further information on credit risk and asset quality, see Section 6: Risk.

Fees increase 16.8% compared to the same period in 2024, due to a larger customer base and product usage.

Net fees increased 16.8% in the twelve months ended March 31, 2025, compared to the same period in 2024, and 6.8% QoQ, primarily due to higher fees on our core products: cards, mutual fund brokerage, checking accounts, and Getnet, driven by the increased customer base and greater product usage. As a result, the recurrence ratio (total net fees divided by structural support expenses) increased from 57.8% cumulatively through March 2024 to 61.8% cumulatively through March 2025, demonstrating that more than half of the Bank's expenses are funded by fees generated by our customers.

Fees by product:

Financial accounting information

The evolution of commissions by product was as follows:

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Cards	37,595	28,512	31.9%	37,595	34,357	28,512	31.9%	9.4%
Getnet	24,353	14,345	69.8%	24,353	23,380	14,345	69.8%	4.2%
Mutual fund brokerage	21,502	17,744	21.2%	21,502	20,211	17,744	21.2%	6.4%
Current accounts	19,090	17,170	11.2%	19,090	18,976	17,170	11.2%	0.6%
Collections	16,898	15,794	7.0%	16,898	16,596	15,794	7.0%	1.8%
Insurance brokerage	12,355	16,368	(24.5%)	12,355	13,789	16,368	(24.5%)	(10.4%)
Guarantees	12,015	7,905	52.0%	12,015	8,637	7,905	52.0%	39.1%
Prepayment of credits	3,805	3,437	10.7%	3,805	4,732	3,437	10.7%	(19.6%)
Others	638	5,639	(88.7%)	638	(1,932)	5,639	(88.7%)	(133.0%)
Total commissions	**148,251**	**126,915**	**16.8%**	**148,251**	**138,747**	**126,915**	**16.8%**	**6.8%**

Credit and debit card fees increased 31.9% in 3M25 compared to the same period in 2024 and 9.4% QoQ. This significant increase is explained by increased card usage by our customers and driven by the growth of our customer base, which has increased, reflecting the success of our strategy.

34

Getnet, our acquiring business, has significantly increased the bank's SME customer base, with more than 160,000 SME customers. It currently has more than 296,000 POS machines in operation. Mutual fund brokerage fees grew 21.2% in 3M25 compared to the same period in 2024, and 6.4% QoQ due to customer demand for investment products amid the lower-rate cycle and lower preference for time deposits. Checking account fees increased 11.2% in 3M25 compared to the same period in 2024, while in 1Q25 they increased 0.6% QoQ. Growth in account openings continued during the quarter. This brings the bank's market share of total checking accounts to 22.5% as of February 2025. This also reflects a strong increase in customer demand for US dollar checking accounts, as customers can digitally open these types of accounts through our platform in a few easy steps. We have opened 100,000 accounts in the last 12 months (through February 2025) to reach a total of 481,998 US$ checking accounts, achieving a total market share of 39.5%. Collection fees grew 7.0% in 3M25 compared to the same period last year and increased 1.8% QoQ due to higher collection fees from insurance-related items in the quarter. Insurance intermediation decreased 24.5% in 3M25 compared to the same period in 2024 due to lower commissions generated by personal insurance, both related to lower consumer loan insurance and, most recently, homeowners insurance in the last quarter. This performance is consistent with the lower demand we are seeing for retail loans. Guarantee fees increased 52.0% in 3M25 compared to the same period in 2024 and 39.1% QoQ due to higher fees from our corporate and large enterprise clients, particularly related to Stand-by letters. Loan prepayment fees increased 10.7% in 3M25 compared to the same period in 2024 and decreased 19.6% QoQ, primarily due to a very strong 4Q24 in commercial and consumer loan prepayments, which normalized in 1Q25. In the last item, others, it decreased by 88.7% in 3M25 compared to the same period in 2024, while in 1Q25 a gain was recognized vs. a loss in the fourth quarter of 2024 related to the worse performance of financial advisory in 4Q24. 35

Treasury income from clients increased by 40.0% in 3M25.

Net financial results:

Financial accounting information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Financial assets and liabilities for trading	(29,825)	(1,684)	1671.1%	(29,825)	86,954	(1,684)	1671.1%	(134.3%)
Result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(4,043)	(45,636)	(91.1%)	(4,043)	3,645	(45,636)	(91.1%)	(210.9%)
Changes, readjustments and hedge accounting in foreign currency	105,084	98,187	7.0%	105,084	(23,751)	98,187	7.0%	(542.4%)
Total net financial transactions	**71,216**	**50,867**	**40.0%**	**71,216**	**66,848**	**50,867**	**40.0%**	**6.5%**

Net financial results recorded a gain of $71,216 million in 3M25, an increase of 40.0% compared to 3M24 primarily due to a higher 3M24 loss related to the write-down of assets classified as held for sale and a better gain from the results of the foreign currency position in 3M25.

In 1Q25, net financial results recorded a gain of $71,216 million, an increase of 6.5% compared to 4Q24 mainly due to a gain related to the foreign currency position and the sharp depreciation of the peso against the dollar at the end of 2024, which recovered by the end of March 2025. This was partially offset by higher losses related to derivative contracts.

For a better understanding of these lines, they are presented by business area in the following table:

Net Financial results by business:

Non-accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Client	70,101	64,719	8.3%	70,101	69,627	64,719	8.3%	0.7%
Non -client (1)	1,114	(13,852)	-%	1,114	(2,768)	(13,852)	(108.0%)	(140.2%)
Total net financial transactions	**71,216**	**50,867**	**40.0%**	**71,216**	**66,859**	**50,867**	**40.0%**	**6.5%**

1. Non-client income. These results include interest and mark-to-market effects from the Bank's trading portfolio, realized gains from the available-for-sale portfolio, and other results from the Finance Division.

Revenue from client treasury services reached a profit of $70.101 billion in 3M25. This line increased 8.3% in 1Q25 compared to 1Q24 and 0.7% compared to 4Q24, primarily due to higher results related to foreign exchange and fixed-income instruments, both local and offshore. Non-customer treasury totaled a gain of $1.114 billion, compared to a loss in 3Q24 and 4Q24, primarily explained by higher foreign currency hedging results.

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Efficiency of 35.0% in 1Q25 with operating expenses decreasing 3.7% QoQ.

The Bank's efficiency ratio reached 35.0% as of March 31, 2025, better than the 47.4% of the same period in the previous year, with a quarterly efficiency ratio of 35.0%. Furthermore, the cost-to-asset ratio increased to 1.5% in 3M25 compared to 1.4% in the same period last year, in line with a reduction in our total assets.

Total operating expenses (which includes other expenses) decreased 1.7% in 3M25 compared to 3M24, driven by lower other operating expenses related to the restructuring of our branch network and the transformation to Work/Café.

Core support expenses (personnel, administration and amortization) grew 9.3% in 3M25 compared to 3Q24 and 5.9% compared to 4Q24, mainly due to higher technology expenses.

In 1Q25, the Bank celebrated the main milestone of the Gravity project, the migration from the Mainframe to the Cloud. In January, we transitioned processing to our new Cloud, which resulted in higher expenses related to the changeover and write-downs and impairments related to legacy systems.

During 2025, the Bank is focused on advancing the execution of its US$450 million investment plan for 2023-2026, focusing on technology initiatives and branch renovations.

Operating expenses:

Financial accounting information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Personnel expenses	(94,063)	(91,020)	3.3%	(94,063)	(100,431)	(91,020)	3.3%	(6.3%)
Administrative expenses	(110,722)	(92,262)	20.0%	(110,722)	(90,412)	(92,262)	20.0%	22.5%
Depreciation and amortization	(35,176)	(36,274)	(3.0%)	(35,176)	(35,723)	(36,274)	(3.0%)	(1.5%)
Core support costs	**(239,961)**	**(219,556)**	**9.3%**	**(239,961)**	**(226,566)**	**(219,556)**	**9.3%**	**5.9%**
Other operational expenses	(15,126)	(40,199)	(62.4%)	(15,126)	(37,294)	(40,199)	(62.4%)	(59.4%)
Impairment	(164)	-	--%	(164)	(1,295)	-	--%	(87.3%)
Operating expenses	**(255,251)**	**(259,755)**	**(1.7%)**	**(255,251)**	**(265,155)**	**(259,755)**	**(1.7)%**	**(3.7%)**

37

Productivity and efficiency indicators:

Non-accounting financial information

	YTD		Var %		Quarterly		Var %	
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**	**1Q25**	**4Q24**	**1Q24**	**1Q25/ 1Q24**	**1Q25/ 4Q24**
Branches	237	246	(3.7%)	237	236	246	(3.7%)	0.4%
Traditional	132	135	(2.2%)	132	133	135	(2.2%)	(0.8%)
WorkCafé	80	88	(9.1%)	80	80	88	(9.1%)	-%
WorkCafé Expresso	11	6	-%	11	9	6	-%	22.2%
Business Centers & Payment Centers	11	13	(15.4%)	11	11	13	(15.4%)	0.0%
Select	3	4	(25.0%)	3	3	4	(25.0%)	0.0%
Employees	**8,712**	**8,976**	**(2.9%)**	**8,712**	**8,757**	**8,976**	**(2.9%)**	**(0.5%)**
Efficiency ratio (1)	**35.0%**	**47.4%**	**(1,240)pb**	**35.0%**	**36.5%**	**47.4%**	**(1,240)pb**	**(150)pb**
Volume per branch ($mm) (2)	303,015	291,779	3.9%	303,015	308,297	291,779	3.9%	(1.7%)
Volume per employee ($mm) (3)	8,243	7,997	3.1%	8,243	8,309	7,997	3.1%	(0.8%)
Costs / Assets (4)	1.5%	1.4%	**10pb**	1.5%	1.6%	1.4%	10pb	(10)pb

1. Operating expenses divided by operating income.
2. Loans + deposits divided by branches (points of sale).
3. Loans + deposits divided by employees.
4. Annualized operating expenses / average total assets.

Personnel expenses increased by 3.3% in 3Q25 compared to the same period in 2024 due to inflation-related salary adjustments, offset by a 2.9% drop in employee numbers over the same period. Compared to 4Q24, personnel expenses decreased 6.3% QoQ, mainly due to lower expenses on short-term incentives and benefits in 1Q25, in addition to a slight decrease in employees 0.5% QoQ due to the temporary hiring of cashiers for vacation periods in 4Q24.

Administrative expenses increased 20.0% in 3M25 compared to the same period in 2024 and increased 22.5% compared to 4Q24 primarily due to higher technology and data processing expenses, largely related to the aforementioned Gravity project.

Amortization expenses decreased 3.0% in 3M25 compared to the same period in 2024 and decreased 1.5% QoQ primarily due to lower amortization of internally generated software.

Other operating expenses decreased 62.4% in 3M25 compared to the same period in 2024 and 59.4% QoQ, which corresponds in part to restructuring plan expenses recognized during 2024. In 2024, we recorded a total of $43,156 million due to advances in our branch network transformation and progress toward digital banking, which entails a shift from operational to administrative functions. The decrease in this line is also explained by a lower provision and insurance costs related to operational risk, net of recoveries.

38

Other operating income, results from investments in companies and taxes:

Financial accounting information

	YTD		Var %	Quarterly			Var %	
Ch$ million	Mar-25	Mar-24	Mar-25/ Mar-24	1Q25	4Q24	1Q24	1Q25/ 1Q24	1Q25/ 4Q24
Other operating income	754	5,931	(87.3%)	754	1,412	5,931	(87.3%)	(46.6%)
Result from investments in companies	1,213	1,377	(11.9%)	1,213	3,958	1,377	(11.9%)	(69.4%)
Results of non-current assets and discontinued operations	(5,782)	30	--%	(5,782)	(4,848)	30	--%	19.3%
Tax expense	**(52,797)**	**(35,505)**	**48.7%**	**(52,797)**	**(55,675)**	**(35,505)**	**48.7%**	**(5.2%)**
Effective rate	**15.8%**	**22.4%**		**15.8%**	**16.9%**	**22.4%**		

Income tax expense for 3M25 totaled $52.797 billion, a 48.7% increase compared to the same period in 2024 due to higher pre-tax earnings. For tax purposes, our capital must be adjusted for inflation; therefore, when inflation is high, the effective tax rate tends to be lower. As of March 2025, the effective rate was 15.8%.

Accumulated taxes:

Non-accounting financial information

			Change %
Ch$ million	**Mar-25**	**Mar-24**	**Mar-25/ Mar-24**
Income before tax	334,534	158,549	111.0%
Price level restatement of capital (1)	(86,572)	(43,656)	98.3%
Other permanent differences, deferred taxes	(52,420)	16,607	(415.6%)
Adjusted income before tax	195,542	131,500	48.7%
Tax rate	27.0%	27.0%	+0bp
Income tax	**(52,797)**	**(35,505)**	**48.7%**
Effective tax rate	**15.8%**	**22.4%**	**+14bp**

1. For tax purposes, capital is indexed to the CPI inflation rate. The statutory tax is applied to pre-tax earnings after adjustments for the monetary correction of taxable equity. See note 18 of the Consolidated Financial Statements for further details.

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Section 5: Guidance With all of the above, the Bank's expectations for volume, capital, and earnings growth by 2025 are as follows: Indicator Expectation Key factor Loans Mid-single digit growth excluding the generate- to-distribute model Economic growth. NIM c. 4% Under current assumptions of the macro environment for rates and inflation and the asset-liability mix. Commissions and Financial Transactions Growing high single digit Customer growth and product usage. Does not include potential regulatory changes related to interchange fees. Efficiency Mid 30%s Inflation, total employees, exchange rate, productivity, and investment plans. Cost of credit ~ 1.3% Subject to the evolution of the cycle and economic recovery. ROAE >21% Updated based on new rate and inflation scenarios. CET1 c. 11% ROE, equity growth and risk-weighted assets, and dividend policy. We estimate that ROAE levels will remain close to current levels, depending on our macroeconomic projections and other external factors. 40

Section 6: Risks Risk management in 1Q25 focused on strengthening our risk structure in the face of weak economic activity and the labor market. Credit risk Estimate of expected loss: The provisioning estimate is based on expected loss models, in line with Chapter B1 of the CMF's Compendium of Accounting Standards. The loan portfolio is divided between loans analyzed as a group and loans analyzed individually. Within each group, there are different provisioning models for consumer loans, mortgages, and commercial loans. In simplified terms, provisions for most loans are determined using the following expected loss formula: Provisions for individual assessments According to the CMF, the individual assessment of commercial debtors is necessary for companies that, due to their size, complexity or level of exposure, must be analyzed in detail. The analysis of debtors focuses mainly on their credit quality and they are assigned to one of the following portfolio categories: Normal, sub-standard or non-performing portfolio. For this assignment, several risk factors are considered: the industry or economic sector, its activity, the situation of the owners and managers, financial indicators, payment capacity and payment performance. Based on this, the portfolio is classified as: • Normal portfolio: considers debtors whose payment capacity allows them to meet their obligations and commitments and in which there is no foreseeable alteration in their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6. • Substandard portfolio: includes borrowers with financial difficulties or significant deterioration in their payment capacity and for whom there is reasonable doubt about their future repayment of principal and interest within the contractual terms, showing a limited capacity to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4. 41

- Non-compliant Portfolio: Includes borrowers and related loans whose recovery is considered remote, as they have reduced or no ability to repay. This portfolio includes borrowers who have defaulted on their loans or show clear signs that they will default, as well as those who require a forced restructuring of the debt, reducing the overdue obligation or delaying the payment of principal or interest; and any other borrower who is more than 90 days past due on the payment of interest or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors classified as Normal or Substandard, the Bank classifies them into the following categories, assigning them a percentage of probability of default and loss in the event of default (severity), resulting in expected loss percentages.

Type of Portfolio	Debtor Category	Probability of Default (%)	Loss due to Default (%)	Expected Loss
Normal Portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard Portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

the individual assessment of commercial debtors is necessary for companies that, due to their size, complexity or level of exposure, must be analyzed in detail. The analysis of debtors focuses mainly on their credit quality and they are assigned to one of the following portfolio categories: Normal, sub-standard or non-performing portfolio. For this assignment, several risk factors are considered: the industry or economic sector, its activity, the situation of the owners and managers, financial indicators, payment capacity and payment performance. Based on this, the portfolio is classified as:

- Normal portfolio: considers debtors whose payment capacity allows them to meet their obligations and commitments and in which there is no foreseeable alteration in their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

- Substandard portfolio: includes borrowers with financial difficulties or significant deterioration in their payment capacity and for whom there is reasonable doubt about their future repayment of principal and interest within the contractual terms, showing a limited capacity to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

- Non-compliant Portfolio: Includes borrowers and related loans whose recovery is considered remote, as they have reduced or no ability to repay. This portfolio includes borrowers who have defaulted on their loans or show clear signs that they will default, as well as those who require a forced restructuring of the debt, reducing the overdue obligation or delaying the payment of principal or interest; and any other borrower who is more than 90 days past due on the payment of interest or principal. The classifications assigned to this portfolio are categories from C1 to C6.

42

As part of the individual assessment of debtors classified as Normal or Substandard, the Bank classifies them into the following categories, assigning them a percentage of probability of default and loss in the event of default (severity), resulting in expected loss percentages.

Type of Portfolio	Debtor Category	Probability of Default (%)	Loss due to Default (%)	Expected Loss
Normal Portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard Portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

To calculate provisions to cover a debtor classified as in default, an expected loss rate is first determined by calculating the amounts recoverable through collateral and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied to the amount of the exposure, which includes loans and contingent loans of the same debtor. The provision rates applied to the calculated exposure are as follows:

Classification	Estimated loss range	Provision
C1	Up to 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

All debtors' credits must remain in impaired portfolio until their payment or performance capacity is normalized, regardless of the sanctioning procedures for each credit, in particular those that comply with the conditions of Title II of Chapter B-2 of the accounting compendium for banks of the CMF. (Compendio Normas Contables Banco or CNC).

Provisions for group assessments

Group assessments are appropriate to address a large volume of loans that have small individual balances, mainly disbursed to individuals or small businesses. To determine their provisions, group assessments require the grouping of debtors with similar characteristics in terms of debtor type and credit commitments to determine both the group's payment behavior and the recovery of nonperforming loans, using technically sound estimates

43

and prudential criteria. The model used is based on debtor characteristics, payment history, outstanding loans and defaults, among other relevant factors. The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions for the group's assessment portfolio. It considers commercial loans for debtors that are not assessed individually, mortgages and consumer loans (including installment loans, credit cards and overdrafts). This methodology allows the Bank to independently identify the performance of the portfolio in the year and thus determine the provision required to cover losses that arise within one year from the balance sheet date. Clients are segmented according to their internal and external characteristics into clusters or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method, which is based on a statistical construction model that, through logistic regression, establishes relationships between variables – such as delinquency, external performance, sociodemographic data, among others – and a response variable that determines the client's risk, in this case a default equal to or greater than 90 days. After this, common profiles are defined and assigned a Probability of Non-Performance (PND) and a recovery rate based on a historical analysis known as Severity (SEV). Once clients have been profiled and assigned a PND and SEV based on their credit profile, the default exposure is calculated. This estimate includes the client's credit portfolio, including contingent credits, less any amount recoverable through enforceable guarantees (for non-consumer credits). Notwithstanding the foregoing, in order to establish provisions mortgage, commercial and consumer loans, the Bank must establish minimum provisions in accordance with the standard method established by the FMC for this type of loans. Although this standard model constitutes a minimum prudential baseline, it does not exempt the Bank from its responsibility to have its own internal methodologies for determining sufficient provisions to protect the credit risk of this portfolio. The impaired portfolio includes all outstanding and contingent loans of borrowers who are more than 90 days past due on any interest or principal. It also includes borrowers who have been granted a loan to refinance a loan that is more than 60 days past due and borrowers who have undergone a forced debt restructuring or partial debt forgiveness. On April 27, 2022, the latest amendment to the Compendium of Accounting Standards (CNC) for Banks established that, for the formation of the group portfolio, commercial exposures, other than student loans, associated with the same counterparty, should not exceed a threshold of 20,000 UF and 0.2% of the group portfolio. The Bank has implemented this amendment, generating a net impact of MM$2,344 in higher provisions for credit risk. 44

Loans and accounts receivable from customers As of March 31, 2025 (Ch$ million	Assets before allowances						Established allowances								
	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio		Total	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio		Subtotal	Deductible guarantees FOGAPECovid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Business loans	6,909,832	4,436,102	953,317	654,783	478,657	13,432,691	72,734	59,342	30,097	223,690	170,184	556,047	2,100	558,147	12,874,544
Credits for foreign trade Chilean exports	965,981	12,211	56,522	16,982	2,208	1,053,904	16,433	285	5,225	9,258	1,351	32,552	-	32,552	1,021,352
Foreign trade credits for Chilean imports	766,050	67,632	31,661	11,713	3,067	880,123	20,083	1,838	2,583	9,717	1,601	35,822	-	35,822	844,301
Foreign trade credits between third countries	1,299	-	-	-	-	1,299	81	-	-	-	-	81	-	81	1,218
Current account debtors	59,332	31,449	7,791	1,426	8,244	108,242	1,435	998	774	567	4,586	8,360	-	8,360	99,882
credit card debtors	32,365	106,648	1,974	617	10,612	152,216	849	3,288	263	282	5,984	10,666	-	10,666	141,550
Factoring operations	817,475	29,209	8,098	5,096	3,169	863,047	9,111	614	339	4,297	3,161	17,522	-	17,522	845,525
Commercial financial leasing operations	722,693	165,758	96,720	46,102	12,630	1,043,903	3,765	3,565	1,640	5,902	9,753	24,625	975	25,600	1,018,303
Student loans	-	26,911	-	-	9,321	36,232	-	652	-	-	2,263	2,915	-	2,915	33,317
Other credits and accounts receivable	5,244	64,824	673	3,526	7,275	81,542	69	2,425	49	2,550	3,626	8,719	-	8,719	72,823
Subtotal	**10,280,271**	**4,940,744**	**1,156,756**	**740,245**	**535,183**	**17,653,199**	**124,560**	**73,007**	**40,970**	**256,263**	**202,509**	**697,309**	**3,075**	**700,384**	**16,952,815**
Mortgage loans															
Loans with letters of credit	-	-	-	-	29	29	-	-	-	-	2	2	-	2	27
Mortgages transferable mutual loans	-	303	-	-	74	377	-	1	-	-	5	6	-	6	371
Loans with mutual funds financed with mortgage bonds	-	79,915	-	-	3,784	83,699	-	135	-	-	300	435	-	435	83,264
Other mortgage loans with mutual funds	-	16,385,605	-	-	999,132	17,384,737	-	34,250	-	-	144,113	178,363	-	178,363	17,206,374
Financial leasing operations for mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other credits and accounts receivable	-	68,113	-	-	9,342	77,455	-	218	-	-	1,133	1,351	-	1,351	76,104
Subtotal	**-**	**16,533,936**	**-**	**-**	**1,012,361**	**17,546,297**	**-**	**34,604**	**-**	**-**	**145,553**	**180,157**	**-**	**180,157**	**17,366,140**
Consumer loans															
Consumer loans in installments	-	3,488,006	-	-	259,644	3,747,650	-	159,501	-	-	159,863	319,364	-	319,364	3,428,286
Current account debtors	-	130,982	-	-	8,818	139,800	-	7,141	-	-	5,069	12,210	-	12,210	127,590
Credit card debtors	-	1,937,574	-	-	34,485	1,972,059	-	79,564	-	-	20,711	100,275	-	100,275	1,871,784
Consumer financial leasing operations	-	1,340	-	-	19	1,359	-	30	-	-	6	36	-	36	1,323
Other credits and accounts receivable	-	23	-	-	269	292	-	5	-	-	156	161	-	161	131
Subtotal	**-**	**5,557,925**	**-**	**-**	**303,235**	**5,861,160**	**-**	**246,241**	**-**	**-**	**185,805**	**432,046**	**-**	**432,046**	**5,429,114**
TOTAL	**10,280,271**	**27,032,605**	**1,156,756**	**740,245**	**1,850,779**	**41,060,656**	**124,560**	**353,852**	**40,970**	**256,263**	**533,867**	**1,309,512**	**3,075**	**1,312,587**	**39,748,069**

Credit quality of debtors During 2024, our clients showed signs of more stressed payment behavior, particularly in the mortgage and commercial portfolios. Therefore at the end of March 2025, the impaired ratio reached 6.9%. The mortgage portfolio deteriorated during 2024 due to the drain on household liquidity and the increase in monthly payments in recent years. Therefore, compared to five years ago, in an environment with a weaker labor market, we have seen more delinquencies. Since the second half of 2024, with more stable financial conditions, clients began to renegotiate, which is reflected in the mortgage impaired loan ratio, which has increased from 4.0% in March 2024 to 5.8% in March 2025. It is important to remember that mortgage loans have property as collateral and an LTV of around 60%. Regarding the commercial portfolio, in 2024 certain industries such as real estate and agriculture came under pressure, which led to the commercial impaired ratio increasing from 7.7% in March 2024 to 8.7% in March 2025. In recent months, we have seen that the asset quality of this portfolio is more stable and showing an improving trend. During 1Q25, provisioning expenses increased 5.4% QoQ and 7.9% YoY, reflecting the evolution of asset quality. As a result, the non-performing loan coverage ratio, including additional provisions, reached 115.5% in March 2025, and the expected loss ratio (credit risk provisions divided by total loans) increased to 3.2%. The overall downward trend in coverage is due to the increase in non-performing loans in the commercial and mortgage portfolios and also a greater weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral. Loan quality ratios are also partly affected by the contraction in the loan portfolios. 46

Asset credit quality

Ch$ million	Mar-25	Dec-24	Mar-24	Var % Mar-25/ Mar-24	Var % Mar-25/ Dec-24
Total loans[1]	41,098,666	41,323,844	41,252,964	(0.4%)	(0.5%)
Loan loss allowances (LLAs)[2]	(1,517,767)	(1,513,346)	(1,487,764)	2.0%	0.3%
Non-Performing Loans[3] (NPLs)	1,314,331	1,311,374	1,044,628	25.8%	0.2%
Consumer NPLs	128,890	132,145	127,787	0.9%	(2.5%)
Commercial NPLs	713,854	726,355	653,480	9.2%	(1.7%)
Mortgage NPLs	471,587	452,875	263,362	79.1%	4.1%
Impaired loans[4]	2,852,171	2,782,562	2,397,573	19.0%	2.5%
Consumer impaired loans	303,235	304,766	276,999	9.5%	(0.5%)
Commercial impaired loans	1,536,575	1,535,037	1,428,401	7.6%	0.1%
Mortgage impaired loans	1,012,360	942,758	692,173	46.3%	7.4%
Expected loss ratio[5] (LLA / total loans)	3.2%	2.9%	2.9%		
NPL ratio (NPL / total loans)	**3.2%**	**3.2%**	**2.5%**		
Consumer NPL ratio	2.2%	2.2%	2.3%		
Commercial NPL ratio	4.0%	4.1%	3.5%		
Mortgage NPL ratio	2.7%	2.6%	1.5%		
Impaired loan ratio (impaired / total loans)	**6.9%**	**6.7%**	**5.8%**		
Consumer impaired ratio	5.2%	5.2%	4.9%		
Commercial impaired ratio	8.7%	8.6%	7.7%		
Mortgage impaired ratio	5.8%	5.4%	4.0%		
NPL coverage ratio[6]	115.5%	115.4%	142.4%		
Coverage ratio without mortgages[7]	156.7%	155.5%	166.5%		
Consumer coverage ratio[8]	381.8%	379.7%	383.2%		
Commercial coverage ratio[9]	116.0%	114.7%	124.2%		
Mortgage coverage ratio[10]	41.8%	39.3%	70.9%		

1. Includes interbank loans.
2. Adjusted to include additional provisions ($299 billion in 2024 and $205 billion in 2025)
3. Total gross loan amount with at least one installment more than 90 days late. As of March 2025, the NPL information comes from Note 13 of the financial statements.
4.. Includes: (a) for loans individually assessed for impairment: (i) the amount of all customer loans classified as C1 to C6 and ii) the amount of all customers with at least one loan in arrears (other than a mortgage with less than 90 days past due), regardless of category; and (b) for loans collectively assessed for impairment, the amount of all loans from a customer where the customer is past due on at least one loan or has been renegotiated.
5. LLA / total loans. Measures the percentage of loans for which the bank reserves a provision given its internal model and CMF regulations. Adjusted to include additional provisions ($299 billion in 2024 and $205 billion in 2025).
6. LLA/NPLs. Adjusted to include additional provisions ($299 billion in 2024 and $205 billion in 2025).
7. Commercial and consumer NPLs. Adjusted to include additional provisions ($282 billion in 2024 and $188 billion in 2025)
8. Consumer LLA/Consumer NPLs. Adjusted to include the $60 billion additional provisions for the consumer portfolio.
9. Commercial/commercial NPLs. Adjusted to include the $128 billion additional provisions.
10. Mortgage LLA/mortgage NPLs. Adjusted to include additional provisions of $17 billion for the mortgage portfolio.

47

Distribution by economic sector By economic sector, the Bank's portfolio is highly diversified, with no significant exposure to any particular industry, increasing the possibility of maintaining a stable portfolio over time. 8.0% 9.0% 13.6% 20.0% 27.9% 43.0% 42.7% 14.3% 0.1% Interbank loans Consumer Mortgage Commercial Social services and other community services Trade Real estate services Agriculture, livestock, fishing, forestry, etc. Manufacture Electricity, gas and water Construction Transport Financial services Telecommunications Mining Oil and natural gas Total portfolio Commercial Portfolio 0% 20% 40% 60% 80% 100% Market risk There are four main market risks that can affect the Bank: exchange rate, inflation, interest rate, and liquidity. Their measurement and control are the responsibility of the Market Risk Management Department, which is part of the Risk Division. The limits are approved by the various committees responsible, a responsibility that lies primarily with the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee. The Financial and Capital Management areas, as part of the Finance Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management: • Optimizing the cost of liabilities by seeking the most efficient financing strategies, including bond issuance and bank lines. • Manage regulatory limits on short- and long-term liquidity. • Inflation risk management and exposure. • Manage local and foreign currency exchange rate risk. • Capital adequacy and requirements. Liquidity risk 48

The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding, complying with internal regulatory liquidity requirements. The Financial Management Division receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as the breakdown of other projected cash flows arising from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, composed primarily of liquid investments, loans, and advances to other banks, to ensure the Bank has sufficient liquidity. The business units' liquidity needs are covered through short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to address all structural liquidity needs. The Bank monitors its liquidity position daily, determining future inflows and outflows. Additionally, stress tests are conducted at the end of each month, using a variety of scenarios covering both normal and fluctuating market conditions. The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, which detail the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures adopted. These reports are periodically submitted to the ALCO for review. The Bank obtains demand and fixed-term deposits from retail, Middle-market, and Corporate banking. The Financial Management Department obtains financing from correspondent banks, debt instruments, commercial paper, and wholesale term deposits. Although most obligations with banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities, and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk; therefore, the Bank actively manages this risk through continuous monitoring of market trends and price management. High-quality liquid assets High-quality liquid assets (HQLAs) are an essential component of liquidity risk management. They consist of balance sheet assets, primarily composed of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. Under Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid. As of March 31, 2025, the Bank's ALAC amounted to $8,376,486 million and corresponded mainly to Level 1 liquid assets, composed primarily of bonds of the Republic of Chile, the Central Bank of Chile, and the United States Treasury. 49

Liquid Assets (Consolidated Ch$ million) Tier 1: Available, 1,526,665 Tier 1: Fixed income, 6,845,705 Tier 2: Fixed income, 4,116 In terms of liquidity, the main metrics managed by the Bank's Finance Division are the following: 1. Liquidity Coverage Ratio (LCR). 2. Net stable financing ratio (NSFR). LCR The Liquidity Coverage Ratio (LCR) measures the percentage of liquid assets over net cash outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile relative to their activities. As of March 31, 2025, this ratio for Banco Santander Chile was 192.9%, above the minimum (100%). This reflects the conservative liquidity requirements established by the Board of Directors through the ALCO Committee. Evolution of LCR 176.3% 187.1% 179.6% 190.8% 192.9% Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 50

NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities so that banks maintain a stable funding profile relative to their activities. As of March 31, 2025, the NSFR was 104.3%. Evolution of NSFR 101.6% 102.3% 100.7% 106.3% 104.3% Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Interest rate risk: banking book For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short- term rates, and this leads to mismatches when rates are adjusted. To manage this risk, Banco Santander performs a sensitivity analysis for local and foreign currencies. Through simulations, limits are set on the maximum loss that rate movements can have on the capital and net financial income budgeted for the year. 31 de marzo de 2025 Effect on financial income Effect on capital Financial management portfolio – local currency (in $MM) Stop loss 175,196 370,271 High 33,072 186,784 Low (1,723) 111,997 Average 11,134 154,517 Financial management portfolio – foreign currency (in millions of US dollars) Stop loss 42,936 190,824 High 8,553 68,145 Low 442 47,615 Average 2,828 55,685 Financial management portfolio – consolidated (in $MM) Stop loss 175,196 370,271 High 30,570 357,867 Low — 279,778 Average 15,466 319,759 51

VaR trading portfolio In the case of the trading portfolio, risk is estimated and managed using Value at Risk (VaR) limits, remaining within established risk limits. Due to the rules established by the Asset and Liability Committee (ALCO), the Bank must not have significant exposure to foreign currencies; therefore, all foreign exchange risk is included in the trading portfolio and is measured and controlled using Value at Risk (VaR) limits. The table below shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio. VAR March 31, 2025 US$ million Consolidated: High 3.19 Low 1.53 Average 1.53 Fixed income investments: High 2.72 Low 1.41 Average 1.72 Foreign currency investments High 2.54 Low 0.14 Average 1.11 Inflation risk The bank has assets and liabilities that are indexed based on the variation in the Unidad de Fomento (UF). In general, the bank has more assets than liabilities in UF, and therefore, moderate increases in inflation have a positive effect on indexation revenues, while a decrease in the value of the UF negatively affects the bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-earning assets. GAP UF (Ch$ millions) 8,016,301 di c- 21 m ar -2 2 Ju ne -2 2 Se pt -2 2 De c- 22 M ar -2 3 Ju ne 2 3 Se pt -2 3 De c- 23 M ar -2 4 Ju ne 2 4 Se p- 24 De c- 24 M ar -2 5 — 5,000,000 10,000,000 15,000,000 Operational risk Overall, operational risk indicators for operating results have remained stable and below the system average. As of March 31, 2025, operating loss decreased by 46.8% compared to the same period last year, largely due to lower losses across all lines, but primarily in fraud and labor. 52

Operating losses: Mar-25 Mar-24 Mar-25/ Mar-24 Fraud 3,129 5,514 (43.3%) Labor 792 1,664 (52.4%) Customers and products 79 85 (7.1%) Fixed assets 13 47 (72.3%) Business continuity/systems 37 171 (78.4%) Prosecution 751 1,540 (51.2%) Total 4,801 9,021 (46.8%) 53

Section 7: Credit risk ratings The Bank has the following credit ratings: International ratings Moody's Rating Bank Deposit A2/P-1 Baseline Credit Assessment Baa1 Adjusted Baseline Credit Assessment Baa1 Senior Unsecured A2 Outlook Stable Standard and Poor's Rating Long-term Foreign Issuer Credit A- Long-term Local Issuer Credit A- Short-term Foreign Issuer Credit A-2 Short-term Local Issuer Credit A-2 Outlook Stable JCR Rating Foreign Currency Long-term Debt A+ Outlook Stable HR Ratings Rating HR AA- Outlook Stable KBRA Rating Senior Unsecured Debt A Outlook Stable Local classifications Local ratings Feller Rate ICR Shares Level 1 1CN1 Short-term deposits N1+ N1+ Long-term deposits AAA AAA Mortgage finance bonds AAA AAA Senior bonds AAA AAA Subordinated bonds AA+ AA+ 54

Section 8: Stock performance

Shareholder composition


Free float
33%
Santander Group
67%

Volume traded (average)

US$ million, Last twelve months to March 31, 2025


8.0
4.3
3.7
Mar-25
Santiago Stock Exchange
NYSE

Total Return

Santander ADR vs. MSCI EM (Base 100 = 12/31/2024)


BSAC
MSCI EM
20.9
3.0
Dec-24
Mar-25

Total Return

Santander vs IPSA (base 100= 12/31/2024)


BSAN
IPSA
15.4
14.5
Dec-24
Mar-25

55

Share price ADR Price (US$) 3M25 Local share price ($) 3M25 31/03/2025: 22.82 31/03/2025: 54.01 Maximum: 23.57 Maximum: 55.00 Minimum: 18.24 Minimum: 46.00 Share information Market capitalization: US$ million 10,732 P/E 12 last 12 months*: 11.90 P/BV (03/31/2025)**: 2.35 Dividend yield***: 5.4% *     Price as of March 31, 2025 / earnings over the last 12 months **    Price/ Book value as of March 31, 2025 ***Based on closing price of the record date of the last dividend paid Dividends Year paid $/share % of profit from previous year 2022 2.47 60% 2023 2.57 60% 2024 1.84 70% 2025 3.19 70% 56

Annex 1: Strategy Our strategy In its more than four decades in Chile, Banco Santander has achieved leadership in market share, asset strength, and profitability. Our success is based on a clear purpose, mission, and way of doing things. Our purpose Our mission Our style Helping people and businesses thrive To be the best financial services company, acting responsibly and earning the loyalty of our employees, customers, shareholders, and communities. Simple, Personal and Fair Our behaviors 57

Our strategy is based on four pillars: Digital Bank with Work/Café… …for more than 5 million customers and 450,000 SMEs1, based on cutting-edge technology and customer-centric processes and people. Specialization and added value in companies… …with a unique value-added offering and service in transactional products, FX, and consulting. Sustained generation of new business opportunities… …fostering competition, pursuing growth, and leading the sustainable finance market. An organization that is agile, collaborative and high performance… …the best place to work in Chile, attracting, developing, and retaining exceptional people based on merit. 1. Our long-term goal. Furthermore, the strategy is framed within the Group's global principles, where all operations must aim for cross-cutting objectives: Value Creation “Think Value” Products and services “Think Customer” Global and market scale “Think Global” Generate double-digit value creation, on average, throughout the cycle. Build a digital bank with branches that offer well-targeted products and services to grow the customer base. Lead the customer experience by leveraging global and market scale, network capabilities, and technology to accelerate profitable growth. 58

Main advances of our strategy

Digital Bank with Work/Cafés

Our first strategic pillar is based on cutting-edge technology and customer-focused processes and products. We are building a bank with strengths in digital channels that enable secure, fast, and easy-to-use digital onboarding. We offer our Life, Más Lucas, and Mas Lucas Joven accounts for the mass segment, and our PYME Life account, along with payment services through Getnet for entrepreneurs and small and medium-sized businesses. These initiatives not only encourage our customers to become increasingly digital, but are also increasing financial inclusion in these segments through an initial approach through transactional services, with the potential to expand the offering of other products and financing options, such as credit cards and loans.

The other part of the first pillar is the transformation of our branches to Work/Café, assessing the needs of our customers in different areas and providing branches that not only meet their financial needs but also provide a pleasant environment for them to come to us.

Customers:

Customers:	2022	2023	2024	Marzo 2025
Total customers	3,910,094	4,052,314	4,311,488	4,337,423
Loyal customers	855,156	850,905	1,305,953	1,340,809
Digital clients	1,981,540	2,113,128	2,238,774	2,281,606

Total customers increased by 9.4% year-over-year, despite the Bank's ongoing closure of unused accounts to protect them from fraud and cyberattacks. Similarly, digital customers grew by 6.6% year-over-year, due to the success of its digital initiatives.

Digital clients:

As a result of these efforts, the Bank's market share in checking accounts remains strong. According to the latest publicly available information, which is as of February 2025, our market share reaches 22.5% in checking accounts, which includes products such as Santander Life and PYME Life. These figures do not include our Más Lucas checking account.

On the other hand, demand for dollar checking accounts continues to grow. As of February 2025, we have a 39.5% market share and have opened 100,000 dollar checking accounts in the last twelve months, thanks to the ease of opening these accounts online and continued customer demand for these types of accounts. Furthermore, digital customers continue to grow, reaching more than 2.2 million digital customers, representing 88% of our active customers. The majority are current account holders. The most popular products are deposits, credit cards, mutual funds, and general insurance.



DIGITAL CUSTOMERS
2,281,606
1,076,937
mar-19
mar-20
mar-21
mar-22
mar-23
mar-24
mar-25

* Digital customers are those who access their account online or through the App at least once a month.

59

Santander Life continues to be the leading contributor to new customer growth with a digital onboarding process for opening a checking account. Santander Life customers are monetizing rapidly while achieving a high Net Promoter Score (NPS) for the onboarding process. Más Lucas is the first 100% digital checking and savings account for the mass market. This product charges no maintenance or transaction fees and is remunerated monthly based on the balance maintained. In this way, the Bank aims to provide greater access to these simple banking products and reinforce Santander's commitment to financial inclusion. Since its launch in March 2023, Más Lucas has more than 350,000 customers and has maintained an average of 20,000 open accounts per month in recent months. In June 2024, we launched Más Lucas Joven, a checking account for people between 12 and 17 years old. Like the Más Lucas account, this account is free and also pays monthly interest based on the average balance. With this, we seek to attract customers in their first encounter with a bank, offering them digital products with the ease of paying by debit card and online transfers. It has had good traction, with approximately 7,000 accounts being opened monthly and nearly 100,000 young customers using this product to date. MASLUCAS CUSTOMERS 432 351,200 M ar -2 3 Ju n- 23 Se p- 23 De c- 23 M ar -2 4 Ju n- 24 Se p- 24 De c- 24 M ar -2 5 60

Getnet
By Santander

Getnet's entry into the Chilean acquiring market continues to show positive results. Customer attraction has been strong, with nearly 200,000 participating merchants and more than 296,000 POS terminals operational. Demand is strong among SME customers and expansion into larger clients requiring a Host-to-Host solution, offering an integrated payment system for more sophisticated customers.


NUMBER OF GETNET SME CLIENTS
(Thousands)
79
117
145
Jun-21
Jun-22
Jun-23
Jun-24

18%
To SME clients GetNet

On the other hand, e-commerce also attracts retailers. To date, more than 7,600 businesses use Getnet for their online sales, reaching $609 billion in sales in the last 12 months. A key feature that has contributed to Getnet's success is the ability to deposit sales into customers' checking accounts up to five times a day, including weekends.


Cuenta
Pyme
Santander
life

As for our SMEs, we're maintaining strong account growth thanks to initiatives such as Getnet (our acquirer) and Cuenta Pyme Life, which is 100% digital, providing access to a checking account, debit card, and Office Banking, our business transaction platform. These initiatives offer a wide range of products, meeting their transactional needs and supporting them in the growth of their businesses.

61

SME CLIENTS: TOTAL AND ACTIVE (Thousands) 445,187 254,292 Total customers Active clients Mar- 23 June 23 Sep- 23 Dec- 23 Mar- 24 June 24 Sep- 24 Dec- 24 Mar- 25 NUMBER OF COMPANY ACCOUNTS (Thousands) 309,512 Apr-23 + 16% To SME clients + 12% YoY active SME clients + 25% YoY Company Current Accounts With these initiatives, including Getnet, we continue to see significant growth in SME and corporate checking accounts, which will increase by 25% YoY by February 2025, reaching a 39% market share according to data published by the CMF (Federal Monetary Commission). By building relationships with these SMEs and thanks to the convenience of our digital channels, we are also seeing a 16% YoY increase in SME customer growth. Additionally, for qualifying customers, we offer credit cards and other financing options. Other initiatives launched recently In addition to the Más Lucas Joven account, we have also launched the following: • Supplementary health insurance with UC Christus medical centers, where they implemented a revolutionary healthcare model for Chile. Clients have access to a primary care physician, available for both in-person and online consultations, who refers them to the appropriate specialists, maintaining a holistic view of the patient, encouraging prevention and reducing wait times for specialty care. • Autocompara: A digital platform for comparing car insurance in a transparent and efficient way, allowing people to make an informed decision before purchasing insurance. In June 2024, we will also open this platform to non-customers, making it one of the few platforms available in Chile with this service. • Currency transfers to 28 countries online or with in-branch pickup. These transfers are safer and faster than Swift transfers and are free for our customers. 62

We continue to grow in Work/Café branches As of March 2025, we have a total of 91 Work/Café branches, including Work/Café Investments, Start-Up, Expresso, and regular Work/café branches. We have closed nine branches in the last 12 months, including Select branches, aimed at higher-income customers, and traditional branches. In total, we have 237 branches, a 3.7% decrease compared to last year. In 4Q22, we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, specifically increasing banking access, conducting pilot programs with the Bank, and even offering financing. It's aimed at companies with three main characteristics: first, they are just starting out and experiencing accelerated growth; second, they must include technology as part of the value proposition; and third, they must be scalable to address a real problem. Then, in 1Q23, we launched Work/Café Expresso, our new transaction centers with cashier or self-service services, a service desk, card printing machines, and lockers for product delivery, all in a Work/Café format, where our customers can conduct their transactions in an efficient and secure environment, providing a better customer experience. These high-tech branches provide greater efficiencies in our cash management, allowing us to continue consolidating our branch network. And finally, in 4Q23, we launched Work/Café Inversiones, a new community space designed to help people improve their financial well-being. Clients and potential clients will be able to access specialized advice, talks, and workshops on various topics that will help them learn and understand more about investment instruments, the impact of market movements, and how to prepare for their various personal projects. Through concrete initiatives such as the opening of this new space, the Bank continues to clearly advance its mission to help people thrive. With all of the above, we continue to find efficiencies in our branch network, with more than 38% of our branches now cashless. Leading among our Chilean competitors in NPS As a result of all our efforts, our customers are the most satisfied with us. By March 2025, our NPS reached 57, and our contact center reached 69. Our digital channels also continue to be our strength, with our app standing out with an NPS of 70 and our website with 69. 63

56 59 60 58 55 57 57 56 56 58 60 60 59 59 57 57 51 53 53 54 54 52 56 59 56 47 52 62 63 57 58 57 45 46 48 48 48 51 53 51 51 55 56 56 54 56 54 53 30 34 38 41 40 42 46 45 43 43 46 50 48 44 47 48 Santander Peer 1 Peer 2 Peers* June- 21 Sept- 21 Dec- 21 Mar- 22 June- 22 Sept- 22 Dec- 22 Mar- 23 June 23 Sept- 23 Dec- 23 Mar- 24 June 24 Sep- 24 Dec- 24 Mar- 25 #1 69 points Contact Center 70 points Application (App) 69 Points Website 1. Source: Activa study for Santander with a reach of 50,000 surveys from our clients and more than 1,200 surveys from each competitor over a six-month period. Measures Overall Net Satisfaction and Net Recommendation across three main attributes: service quality, product quality, and brand image. Percentage of clients who give a rating of 9 and 10, compared with those who give a rating of 1-6. Audited by an external provider. * Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank Corporate governance For further information on our corporate governance, please see Section 3 of Management Commentary for 1Q22. For more information about our Board composition and organizational structure, please see Our Top Management on our website. 64

Latest events Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 22, 2025, together with the approval of the 2024 Consolidated Financial Statements, shareholders agreed to distribute 70% of the net profit for the year ("Profit attributable to the Bank's shareholders"), which amounted to $857,623 million. These profits represent a dividend of $3.18571574 Chilean pesos per share, for a total of $600,336 million. Likewise, it was approved that the remaining 30% be partially allocated to increasing the Accumulated Earnings from previous years by the amount necessary to cover the payment of the next three interest coupons on the fixed-term bonds for $29,993 billion and to increase the Bank's Reserves and Other Retained Earnings by $227,294 billion. On April 29, 2025, the Bank proceeded to pay dividends to shareholders. At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the external auditors for the 2025 fiscal year. Board of Directors On March 25, 2025, in an ordinary session of the Board of Directors, it was agreed to call an Ordinary Shareholders' Meeting for April 22, 2025, in order to propose a distribution of profits and payment of dividends, of 70% of the accumulated profits as of December 31, 2024, equivalent to $3.18571574 per share, and to propose the remaining 30% of the profits be used to increase the bank's reserves and/or accumulated profits. Subsidiaries PagoNxt Payments Chile SpA has signed an agreement with related company Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees to the company starting in January 2025. As a result, PagoNxt Payments Chile SpA will no longer be part of the consolidation scope as of that date. On February 6, 2025, the Financial Market Commission approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. At the end of March 2025, the Company completed the capital increase of $774 million. On April 15, 2025, at the Ordinary Shareholders' Meeting of the Payment Card Operator company Santander Getnet Chile S.A., the distribution of dividends for 40% of the net profits for the 2024 fiscal year was approved. These earnings represent a dividend of $0.58653032 Chilean pesos per share for a total of $11.73 billion, which was paid on April 22, 2025. The remaining 60% was used to increase retained earnings. Bond issuance During 2025, the Bank registered current bonds with the CMF for UF 6,385,000. Details of the placements made during the current year are included in Note No. 22. 65

Series	Currency	Original Term	Annual Issuance Rate	Issuance date	Issue Amount	Maturity date
BSTD180624	UF	**2 years**	2.38%	01-10-2025	1,300,000	12-01-2026
BSTD180624	UF	**1.9 years**	1.75%	02-03-2025	1,700,000	12-01-2026
BSTD230822	UF	**6 years**	2.95%	02-04-2025	100,000	02-01-2031
BSTD230822	UF	**6 years**	2.92%	02-05-2025	200,000	02-01-2031
BSTD120923	UF	**8.7 years**	3.01%	02-06-2025	800,000	09-01-2033
BSTD151023	UF	**2.7 years**	2.21%	02-17-2025	1,385,000	10-01-2027
BSTDA61022	UF	**12.7 years**	3.15%	03-28-2025	600,000	10-01-2037
BSTD120923	UF	**8.6 years**	3.13%	03-28-2025	300,000	09-01-2033

Others

On January 10, 2025, the Bank made payment for the maturity of a 144A bond corresponding to USD 704,132,000.

At the Bank's Board of Directors meeting held on January 28, 2025, it was decided that Román Blanco Reinosa, General Manager and Country Head, will leave his duties effective July 1, 2025, when Andrés Trautmann Buc will take over as CEO and Country Head.

At the end of January 2025, the application of the new standard consumer credit risk model generated higher provisions of $93,902 million in the consolidated financial statements, which include $16,057 million for the effect on Santander Consumer Finance Limited. At the Bank's Board meeting held on January 28, 2025, the release of additional consumer provisions in the amount necessary to cover the implementation of the standardized credit risk model was agreed upon. The Board unanimously approved the request. Additionally, in January 2025, the Management of Santander Consumer Finance approved the release of additional provisions in the amount necessary to cover the implementation of the standard consumer credit risk model.

On April 1, 2025, the CMF reported on its annual rating of systemically important banks and set requirements. The statement reported that the board approved Resolution No. 3,143 on this rating, thus maintaining the requirement for an additional 1.5% core capital charge for the bank for another year.

On April 11, 2025, the CMF issued Exempt Resolution No. 3612 applying additional capital requirements under Pillar II, in which the commission's board resolved to apply capital requirements of 0.25%, which the Bank must comply with by 50% by June 2025.

The International Finance Corporation (IFC), a member of the World Bank Group (WBG), has committed a US$100 million loan to Santander Chile to finance green building projects. This is IFC's first green loan in Chile dedicated exclusively to green buildings and also the first such loan to the Santander Group worldwide.

On April 23, 2025, the Shareholders' Meeting of Centro de Compensacion Automatizada S.A. was held, where the distribution of dividends totaling $7.5 billion was authorized. Given Banco Santander's stake in this company, it is entitled to receive dividends of $2.5 billion, which will be paid in the first days of May 2025.

Recognitions

- Top Employer Certification January 2025 (seventh consecutive year)

66

• Euromoney: Best Private Bank in Chile for the Ultra High Net Worth Segment. • U.S. Green Building Council: Green Building Leadership Award for its commitment to sustainable infrastructure development, highlighting its strategic vision for sustainability and efficient space design. 67

Annex 2: Responsible Banking

Santander Chile has placed sustainability at the heart of value creation for its various stakeholders. The corporate purpose of helping people and businesses prosper requires a long-term vision, seeking to adapt to new environmental demands with creativity and innovation and managing current and future social and environmental risks. This approach is embedded in the UNEP-FI framework of responsible banking, to whose principles the bank has adhered since 2019.

Principles of Responsible Banking

Alignment
Alignment of commercial strategy with the needs of society.

Impact
Positive impact and reduction of negative impact.

Customers
Prosperity shared with customers.

Stakeholders
Participation of interest groups.

Corporate Governance and Culture
Corporate Governance and Goal Setting

Transparency and accountability of accounts
Transparency and responsibility.

Sustainability-related objectives

Since 2019, Santander Chile has guided its sustainability management with public goals for 2025. This commitment to responsible banking has been achieved gradually and progressively, including an increase in the number of goals, along with early achievement of some of them. These are:

Goals	2023	2024	Goal
Sustainable financing for clients (USD million accumulated since 2021)[1]	850	1.234	1,500 to 2025
Elimination of gender pay gaps (%)	1.5	1.2[2]	0 to 2025
Women in senior management positions (%)	34	39	39.2 to 2025
Financially empowered people (Cumulative number since 2019)[3]	2,955,591	3,581,997	4,000,000 by 2025
People benefiting from community investment programs (Cumulative number since 2019)	542.131	542.131[4]	500,000 by 2024
Women on the Board of Directors (%)	44	44	Maintain 40-60

1. Corresponds to Green + SLL
2. By incorporating benefits granted by the bank, the wage gap tends to zero.
3. It brings together people included in the financial system and people who have received financial education content.
4. After meeting the proposed overall goal for community support initiatives in 2024, Banco Santander Chile will continue to implement and report on these initiatives. No new goals related to this area are planned for the short term.

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ESG indicators As a result of Santander's firm commitment to people development, respect for the environment, and good corporate governance, which is further demonstrated by its adherence to key sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators: Included in Chile, MILA and Emerging Markets An international benchmark index that assesses the sustainable performance of companies in the economic, social, and environmental spheres. We currently have a score of 78 points, ranking in the 96th percentile of companies participating in this index. Included in Latam Emerging and Global Emerging Positive evaluations in the environmental and social dimensions, compared to other banks in the index. At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that comprise the IPSA, 26 were included in this index, with Santander having the third largest weight. 69

Annex 3: Balance Sheet

ASSETS	Mar-25	Dec-24	Mar-25/ Dec-24
	Ch$ Millions		% Var.
Cash and deposits in banks	1,947,663	2,695,560	(27.7%)
Cash items in process of collection	956,152	572,552	67.0%
Financial assets for trading at fair value through earnings	11,329,758	12,639,097	(10.4%)
Financial derivative contracts	11,146,983	12,309,770	(9.4%)
Debt financial instruments	182,775	329,327	(44.5%)
Financial assets at fair value with changes in other comprehensive income	3,442,144	2,762,388	24.6%
Debt financial instruments	3,334,012	2,687,485	24.1%
Other financial instruments	108,132	74,903	44.4%
Financial derivative contracts for hedge accounting	403,475	843,628	(52.2%)
Financial assets at amortized cost	45,392,378	45,438,590	(0.1%)
Investments under resale agreements	-	-	-%
Debt financial instruments	5,367,866	5,176,005	3.7%
Interbank loans, net	37,927	31,258	21.3%
Credits and accounts receivable from clients - Commercial	16,952,815	17,115,723	(1.0%)
Credits and accounts receivable from clients - Mortgage	17,366,140	17,398,598	(0.2%)
Credits and accounts receivable from customers - Consumer	5,429,114	5,563,919	(2.4%)
Investments in companies	61,930	59,785	3.6%
Intangible assets	80,817	88,669	(8.9%)
Property, plant and equipment	204,581	198,092	3.3%
Assets with leasing rights	100,865	114,546	(11.9%)
Current taxes	79	60	(53.6%)
Deferred taxes	464,559	459,977	1.0%
Other assets	2,624,576	2,535,775	3.5%
Non-current assets and disposal groups for sale	50,446	50,214	0.5%
TOTAL ASSETS	**67,059,423**	**68,458,933**	**(2.0%)**

LIABILITIES	Ch$ Million		% Var.
Cash items in process of being cleared	735,114	497,110	47.9%
Financial liabilities to be traded at fair value through profit or loss	10,873,073	12,155,024	(10.5%)
Financial derivative contracts	10,873,073	12,155,024	(10.5%)
Financial derivative contracts for hedge accounting	926,242	898,394	3.1%
Financial liabilities at amortized cost	43,804,946	44,307,585	(1.1%)
Deposits and other demand obligations	13,301,733	14,260,609	(6.7%)
Deposits and other term deposits	17,305,982	17,098,625	1.2%
Obligations for repurchase agreements and securities loans	1,212,769	276,588	338.5%
Obligations with banks	4,131,043	4,337,947	(4.8%)
Debt financial instruments issued	7,649,289	8,133,275	(6.0%)
Other financial obligations	204,130	200,541	1.8%
Lease contract obligations	57,619	66,882	(13.8%)
Regulatory capital financial instruments issued	2,581,080	2,604,079	(0.9%)
Provisions for contingencies	78,368	121,638	(35.6%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	780,309	606,141	28.7%
Special provisions for credit risk	265,948	343,788	(22.6%)
Current taxes	56,626	48,548	16.6%
Deferred taxes	—	—	-%
Other liabilities	2,392,697	2,412,910	(0.8%)
TOTAL LIABILITIES	**62,552,022**	**64,062,099**	**(2.4%)**

EQUITY			
Capital	891,303	891,303	0.0%
Reserves	3,232,505	3,232,505	-%
Other accumulated comprehensive income	(103,010)	(107,174)	(3.9%)
Items that will not be reclassified in results	1,476	1,393	129.4%
Elements that can be reclassified in results	(104,486)	(108,567)	(3.8%)
Accumulated profits (losses) from previous years	881,947	24,324	3525.8%
Net income (loss) for the year	277,797	857,623	(67.6%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	(780,309)	(606,141)	28.7%
Total Shareholders' Equity	**4,400,233**	**4,292,440**	**2.5%**
Non-controlling interest	107,168	104,394	2.7%
TOTAL EQUITY	**4,507,401**	**4,396,834**	**2.5%**
TOTAL LIABILITIES AND EQUITY	**67,059,423**	**68,458,933**	**(2.0%)**

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Annex 3: Income statement YTD

	Mar-25	Mar-24	Mar-25/ Mar-24
	Ch$ million		% Var.
Interest income	838,017	980,875	(14.6%)
Interest Expenses	(414,177)	(670,148)	(38.2%)
Net interest income	**423,840**	**310,727**	**36.4%**
Readjustment income	131,883	63,041	109.2%
Readjustment expenses	(42,089)	(11,330)	271.5%
Net income from readjustments	**89,794**	**51,711**	**73.6%**
Net interest income and readjustments	**513,634**	**362,438**	**41.7%**
Fee and commission income	264,070	229,747	14.9%
Fee and commission expenses	(115,819)	(102,832)	12.6%
Net fee and commission income	**148,251**	**126,915**	**16.8%**
Financial assets for trading at fair value through earnings	(29,825)	(1,684)	1671.1%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(4,043)	(45,636)	7326.6%
Changes, readjustments and hedge accounting in foreign currency	105,084	98,187	7.0%
Net financial result	**71,216**	**50,867**	**40.0%**
Result from investments in companies	1,213	1,377	(11.9%)
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(5,782)	30	'--%
Other operating income	754	5,931	(87.3%)
Total operating income	**729,286**	**547,558**	**33.2%**
Expenses for employee benefit obligations	(94,063)	(91,020)	3.3%
Administration expenses	(110,722)	(92,262)	20.0%
Depreciation and amortization	(35,176)	(36,274)	(3.0%)
Impairment of non-financial assets	(164)	-	'--%
Other operating expenses	(15,126)	(40,199)	(62.4%)
Total operating expenses	**(255,251)**	**(259,755)**	**(1.7%)**
Operating income before credit losses	**474,035**	**287,803**	**64.7%**
Expense for provisions established for credit risk of loans at amortized cost	(263,127)	(161,657)	62.8%
Expense for special provisions for credit risk	77,042	1,325	5714.5%
Recovery of written-off loans	46,858	30,983	51.2%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(274)	95	45.8%
Credit loss expense	**(139,501)**	**(129,254)**	**7.9%**
Net income from ordinary activities before tax	**334,534**	**158,549**	**111.0%**
Income tax	(52,797)	(35,505)	48.7%
Net income from ordinary activities	**281,737**	**123,044**	**129.0%**
Income attributable to shareholders	**277,797**	**120,251**	**131.0%**
Income for non-controlling interest	**3,940**	**2,793**	**41.1%**

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Annex 4: Quarterly Income Statement

	1Q25	4Q24	1Q24	1Q25/1Q24	1Q25/4Q24
		Ch$ million		% Var.	
Interest income	838,017	872,542	980,875	(14.6%)	(4.0%)
Interest Expenses	(414,177)	(449,053)	(670,148)	(38.2%)	(7.8%)
Net interest income	**423,840**	**423,489**	**310,727**	**36.4%**	**0.1%**
Readjustment income	131,883	154,007	63,041	109.2%	(14.4%)
Readjustment expenses	(42,089)	(56,774)	(11,330)	271.5%	991.5%
Net income from readjustments	**89,794**	**97,233**	**51,711**	**73.6%**	**(7.7%)**
Net interest income and readjustments	**513,634**	**520,722**	**362,438**	**41.7%**	**(1.4%)**
Fee and commission income	264,070	251,910	229,747	14.9%	4.8%
Fee and commission expenses	(115,819)	(113,164)	(102,832)	12.6%	2.3%
Net fee and commission income	**148,251**	**138,747**	**126,915**	**16.8%**	**6.8%**
Financial assets for trading at fair value through earnings	(29,825)	86,954	(1,684)	(108.9%)	(66.1%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(4,043)	3,645	(45,636)	(91.1%)	'--%
Changes, readjustments and hedge accounting in foreign currency	105,084	(23,751)	98,187	7.0%	(542.4%)
Net financial result	**71,216**	**66,848**	**50,867**	**40.0%**	**6.5%**
Result from investments in companies	1,213	3,958	1,377	(11.9%)	(69.4%)
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(5,782)	(4,848)	30	14.7%	19.3%
Other operating income	754	1,412	5,931	(87.3%)	(21.3%)
Total operating income	**729,286**	**726,839**	**547,558**	**33.2%**	**0.3%**
Expenses for employee benefit obligations	(94,063)	(100,431)	(91,020)	3.3%	(6.3%)
Administration expenses	(110,722)	(90,412)	(92,262)	20.0%	22.5%
Depreciation and amortization	(35,176)	(35,723)	(36,274)	(3.0%)	(1.5%)
Impairment of non-financial assets	(164)	(1,295)	-	—%	—%
Other operating expenses	(15,126)	(37,294)	(40,199)	(62.4%)	(59.4%)
Total operating expenses	**(255,251)**	**(265,154)**	**(259,755)**	**(1.7%)**	**(3.7%)**
Operating income before credit losses	**474,035**	**461,685**	**287,801**	**64.7%**	**2.7%**
Expense for provisions established for credit risk of loans at amortized cost	(263,127)	(177,287)	(161,657)	62.8%	48.4%
Expense for special provisions for credit risk	77,042	(2,960)	1,325	5714.5%	'--%
Recovery of written-off loans	46,858	49,011	30,983	51.2%	(4.4%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(274)	(1,076)	95	7.1%	(74.5%)
Credit loss expense	**(139,501)**	**(132,311)**	**(129,254)**	**7.9%**	**5.4%**
Net income from ordinary activities before tax	**334,534**	**329,373**	**158,549**	**111.0%**	**1.6%**
Income tax	(52,797)	(55,675)	(35,505)	(355.7%)	(5.2%)
Net income from ordinary activities	**281,737**	**273,698**	**123,043**	**129.0%**	**2.9%**
Income attributable to shareholders	**277,797**	**276,514**	**120,251**	**131.0%**	**0.5%**
Income for non-controlling interest	**3,940**	**(2,815)**	**2,792**	**41.1%**	**(240.0%)**

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Annex 5: Quarterly evolution of key ratios and other information

(Ch$ million)	1Q24	2Q24	3Q24	4Q24	1Q25
Loans					
Consumer	5,636,621	5,702,218	5,736,486	5,911,637	5,861,160
Mortgage	17,269,588	17,495,395	17,576,584	17,559,769	17,546,297
Commercial	18,453,250	17,365,984	17,047,541	17,896,057	17,653,199
Interbank	1,316	1,957	2,129	31,283	38,010
Total loans (including interbank)	**41,360,775**	**40,565,553**	**40,362,741**	**41,398,746**	**41,098,666**
Provisions	(1,188,764)	(1,189,453)	(1,199,372)	(1,214,346)	(1,312,668)
Loans net of provisions	**40,172,011**	**39,376,100**	**39,163,369**	**40,184,401**	**39,785,997**
Deposits					
Demand deposits	13,508,867	13,230,749	13,122,844	14,260,609	13,301,733
Term deposits	16,908,024	16,067,191	16,494,241	17,098,625	17,305,983
Total deposits	**30,416,891**	**29,297,940**	**29,617,085**	**31,359,234**	**30,607,716**
Mutual funds (off-balance sheet)	11,548,878	12,462,877	13,295,060	13,587,869	13,870,194
Total Client Funds	**41,965,769**	**41,760,817**	**42,912,145**	**44,947,103**	**44,477,910**
Loans / Deposits [1]	**96.5%**	**96.8%**	**96.4%**	**93.9%**	**96.9%**
Average balances					
Average interest earning assets	54,060,364	51,441,551	49,129,997	49,114,919	49,532,730
Average loans	41,018,472	40,989,844	40,445,853	40,811,044	41,032,860
Average assets	73,377,886	70,407,924	66,489,228	67,468,705	67,388,896
Average demand deposits	13,635,065	13,478,958	13,053,755	13,336,196	13,621,947
Average equity	4,308,095	4,208,148	4,202,005	4,252,331	4,319,150
Average available funds (demand + equity)	17,943,161	17,687,106	17,255,760	17,588,527	17,941,097
Capitalization					
Risk-weighted assets (RWA)	40,507,760	39,756,279	39,881,152	40,812,824	41,003,124
Capital (CET1)	4,209,225	4,226,325	4,267,142	4,268,408	4,387,824
AT1	683,598	656,696	625,658	693,382	665,820
Tier I	4,892,823	4,883,021	4,892,800	4,961,790	5,053,644
Tier II	2,000,722	2,017,378	1,955,774	1,999,526	1,873,248
Regulatory equity	6,893,544	6,900,399	6,848,574	6,961,316	6,926,893
Core Capital ratio	**10.4%**	**10.6%**	**10.7%**	**10.5%**	**10.7%**
Tier I ratio	**12.1%**	**12.3%**	**12.3%**	**12.2%**	**12.3%**
Tier II ratio	**4.9%**	**5.1%**	**4.9%**	**4.9%**	**4.6%**
BIS ratio	**17.0%**	**17.4%**	**17.2%**	**17.1%**	**16.9%**
Profitability and efficiency					
Net Interest Margin (NIM) [2]	2.7%	3.6%	3.9%	4.2%	4.1%
Efficiency ratio [3]	47.4%	37.6%	36.3%	36.5%	35.0%
Costs / assets [4]	1.4%	1.4%	1.5%	1.6%	1.5%
Average demand deposits / generating assets	25.2%	26.2%	26.6%	27.2%	27.5%
Return on average equity	**11.2%**	**20.7%**	**23.1%**	**26.0%**	**25.7%**
Return on average assets	0.7%	1.2%	1.5%	1.6%	1.6%
Return on RWA	1.4%	1.9%	2.4%	2.7%	2.7%

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(Ch$ million)	1Q24	2Q24	3Q24	4Q24	1Q25
Asset quality					
Impaired portfolio [5]	**2,397,573**	**2,523,808**	**2,694,292**	**2,782,562**	**2,852,171**
Non-Performing Loans (NPLs) [6]	**1,044,628**	**1,079,179**	**1,250,929**	**1,311,374**	**1,314,331**
Past due loans (more than 90 days) [7]	564,280	576,686	613,851	640,821	659,099
Provisions	(1,188,764)	(1,189,453)	(1,199,372)	(1,214,346)	(1,312,668)
Impaired / total loans	5.8%	6.2%	6.7%	6.7%	6.9%
NPLs/total loans	2.5%	2.7%	3.1%	3.2%	3.2%
PDL / total loans	1.4%	1.4%	1.5%	1.5%	1.6%
NPL coverage (provisions/NPLs)	113.8%	110.2%	95.9%	92.6%	99.9%
PDL Coverage (Provisions/PDLs)	210.7%	206.3%	195.4%	189.5%	199.2%
Expected loss ratio (provisions/loans) [8]	2.9%	2.9%	3.0%	2.9%	3.2%
Cost of credit (annualized provision expense/average loans)	1.3%	1.2%	1.3%	1.3%	1.4%

Customers and service channels (#)					
Total customers	3,963,945	4,049,467	4,213,326	4,311,488	4,337,423
Digital clients	2,140,110	2,130,718	2,195,286	2,238,774	2,281,606
Branches	246	244	234	236	237
ATMs (includes depository ATMs)	2,109	2,146	2,072	2,059	2,085
Employees	8,976	8,885	8,861	8,757	8,712

Market information (closing period)					
Net income per share ($)	**0.64**	**1.16**	**1.29**	**1.47**	**1.47**
Net income per ADR (US$)	**0.26**	**0.49**	**0.58**	**0.59**	**0.62**
Share price	48.80	44.20	46.80	47.30	54.00
ADR Price	19.80	18.83	20.80	18.80	22.80
Market capitalization (US$mm)	9,328	8,871	9,606	8,711	10,732
Number of shares	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other data					
Quarterly UF variation [9]	0.8%	1.3%	0.9%	1.3%	1.2%
Monetary Policy Rate (nominal)	7.3%	5.8%	5.5%	5.0%	5.0%
Observed dollar ($/US$) (end of period)	981.53	942.44	897.45	994.10	954.12

1. Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits).
2. NIM = Annualized net interest income divided by interest-earning assets.
3. Efficiency ratio = operating expenses / operating income.
4. Costs / assets = (Personnel expenses + Administrative expenses + depreciation) / Total assets.
5. Impaired loans include: (A) for loans assessed individually for impairment, (i) the carrying value of all loans to customers that are rated C1 through C6 and (ii) the carrying value of loans to an individual customer with a loan that is delinquent, regardless of category, excluding residential mortgage loans, if the past due amount of the mortgage loan is less than 90 days; and (B) for loans assessed collectively for impairment, (i) the carrying value of the total loans to a customer, when a loan to that customer is delinquent or has been renegotiated, excluding outstanding residential mortgage loans, and (ii) if the delinquent or renegotiated loan is a residential mortgage loan, all loans to that customer.
6. NPLs: Principal + future interest on all loans with a payment that is 90 days or more past due.
7. PDL: Total installments plus credit lines overdue by more than 90 days.
8. Expected loss ratio: Based on internal credit models and FMC guidelines, banks must have 100% coverage of the risk index.
9. UF: Calculated using the variation of the Unidad de Fomento (UF) in the period.

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